UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September 2011

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: September 7, 2011

By:	/s/ Jeffrey David McGhie
Name:	Jeffrey David McGhie
Title:	General Counsel

VIMPELCOM DELIVERS SOLID REVENUE AND SUBSCRIBER GROWTH IN 2Q11

INTERIM DIVIDEND 2011 OF USD 0.45 PER SHARE

KEY RESULTS AND DEVELOPMENTS*

—     Total mobile subscriber base increased 11% YoY, reaching 193 million

—    Pro forma revenue increased 9% YoY to USD 6.0 billion

—    Pro forma EBITDA stable YoY at USD 2.4 billion

—    Solid performance across Business Units, highlighted by continued subscriber growth in Russia, market outperformance in Italy and profitable growth in emerging markets

—     Strong cash flow generation and long-term financing in place

—     Interim dividend 2011 of USD 0.45 per common share (ADS) outstanding

Amsterdam (September 7, 2011) - “VimpelCom Ltd” (“VimpelCom”, “Company” or “Group”) (NYSE: VIP), a leading global provider of telecommunications services, today announced operating and financial results for the quarter ended June 30, 2011.

JO LUNDER, CHIEF EXECUTIVE OFFICER COMMENTS:

“This quarter in which our transformational merger with Wind Telecom closed, shows solid performance across all of our Business Units. Our diligent efforts resulted in an improvement in our market position in Russia, relative outperformance of the market in Italy, and continued profitable growth across our operations in emerging markets. Moreover, we are leveraging our scale advantage, which is reflected by our ability to deliver synergies from the merger with Kyivstar ahead of expectations. And, although we are early in the process of integrating Wind Telecom, our confidence in significant synergies from our enlarged company is reaffirmed.”

“Looking ahead, we will maintain our focus on integrating our businesses and driving sustainable, profitable growth and increased cash flows by capturing opportunities in our emerging markets and by increasing focus on both fixed and mobile broadband in our more mature markets.”

“I am confident that we have a strong platform for improvement and for sustainable profitable growth.”

CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS*

USD mln	Actual			Pro forma
	2Q11	2Q10	YoY	2Q11	2Q10	YoY
Net operating revenues	5,532	2,642	109%	6,008	5,488	9%
EBITDA	2,184	1,260	73%	2,371	2,368	-
EBITDA margin	39.5%	47.7%		39.5%	43.1%
Net income attributable to VimpelCom Ltd.	239	335	-29%	312	219	42%
EPS, basic (USD)	0.16	0.28	-43%	0.19	0.14	36%
Capital expenditures	1,016	381	167%	1,027	728	41%
Net cash from operating activities	1,231	1,001	23%	-	-	-
Net debt / LTM EBITDA	-	0.9	-	2.6	-	-
Total mobile subscribers (‘000)	192,742	89,372	116%	192,742	174,420	11%

*See definitions in Attachment E. Actual second quarter 2011 results reflect the consolidation of Wind Telecom as of April 15, 2011 and actual second quarter 2010 results reflected consolidation of Kyivstar as of April 22, 2010. For pro forma definition see next page.

STRATEGIC PROGRESS

—	Closed acquisition of Wind Telecom on April 15

—	Strengthened presence in Far East of Russia through acquisition of NTC and new 2G licenses

—	Announced Jo Lunder as new CEO

INTEGRATION UPDATE

—	Launched integration of Wind Telecom immediately following the close of the transaction

—	Expected synergies of at least NPV USD 2.5 billion from the integration of Wind Telecom reaffirmed

—	Synergies from the merger with Kyivstar are ahead of plan; since inception NPV USD 120 million realized

—	Implemented new organizational structure with 5 Business Units

The highlight of the second quarter was the closing of the transformational merger with Wind Telecom, which elevated VimpelCom to a position as one of the leading global telecommunications operators in the world with an attractive and balanced portfolio in both developed and emerging markets. The Company has significant advantages in terms of scale, sharing of best practices across the organization, and ability to capture the next phase of growth in the industry from the paradigm shift from voice to data. Furthermore, the leadership team is focused on executing these priorities, both at the Group level, as well as at the business units. The strengthening of our position in the Far East of Russia is a significant addition to the coverage in the Russian market.

Following the closing of the merger with Wind Telecom, the Company launched a comprehensive integration program to capture the benefits of the combination and to achieve the expected synergies from the enlarged group. The first results from the program are promising, with early savings in procurement already achieved through harmonization of current price levels across the Company. Savings are also being realized through benchmarking of costs and sharing of best practices. Phase 1 initiatives have already secured synergies in the amount of USD 1.6 billion on a NPV basis. Also the integration program in Ukraine continues to progress ahead of plan, with synergies of NPV USD 120 million realized since inception.

A new organizational structure has been implemented with five Business Units reporting to the Headquarters in Amsterdam.

PRESENTATION OF FINANCIAL RESULTS

Actual second quarter 2011 results reflect the consolidation of Wind Telecom as of April 15, 2011. The Company believes pro forma comparisons provide the most meaningful comparison of financial performance for the quarter and, unless otherwise stated, all comparisons in this press release are on a pro forma basis. For further details about the adjustments and assumptions of our pro forma results, please refer to VimpelCom’s press release issued on August 18, 2011 and available on our website.

The pro forma information presented in this press release reflects what the Company’s results of operations would have looked like had the Company’s transactions with Wind Telecom and Kyivstar occurred on January 1, 2010.

VimpelCom Ltd. consolidated results presented in this earnings release are based on US GAAP. The results of Business Units Europe & North America and Asia & Africa, excluding SEA, are based on IFRS. The correction to US GAAP of these business units has been made at Group level.

Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.

VIMPELCOM GROUP – FINANCIAL AND OPERATING RESULTS

—     Total mobile subscriber base increased by 11% YoY to 193 million

—     Revenues up 9% YoY to USD 6.0 billion driven by 3% organic growth and favorable forex

—    EBITDA stable at USD 2.4 billion

—    Net income increased 42% to USD 312 million

—    CAPEX at USD 1.0 billion, LTM capex/revenue 20%

—    Actual net cash from operating activities was USD 1.2 billion, 23% higher than a year ago

—     Net debt / LTM EBITDA was 2.6x at the end of the second quarter

OPERATING PERFORMANCE OVERVIEW

The total mobile subscriber base increased by 11% YoY to 193 million, with the largest absolute contribution coming from the accelerated growth in subscribers in Russia. The Company also achieved strong growth of broadband and mobile data in Russia, Italy and Ukraine.

In Russia, the Company had the highest net additions of mobile subscribers in the market during the first 6 months of 2011. The subscriber growth rate increased twofold over the first quarter of 2011 with more than 2 million additional subscribers. Mobile broadband subscribers increased by 82% YoY to 2.3 million and fixed broadband subscribers grew 39% YoY to 1.7 million.

In the Business Unit Europe and North America, the Company’s Italian business continued to outperform the broader telecom market in the second quarter despite the ongoing weak macroeconomic environment and unfavorable regulatory developments. VimpelCom strengthened its market position in both mobile and fixed-line, increasing the market share in both segments. The fixed broadband subscriber base increased 18% YoY to

2.1 million, while Mobile Internet revenues increased 33% YoY.

In the Business Unit Africa and Asia, the Company achieved strong growth in its subscriber base across all countries of operation, reaching over 74 million in total. Improved performance was driven primarily by increased usage of voice traffic and focus on cost optimization.

The Business Unit Ukraine delivered stable growth in mobile subscribers, strong improvements in fixed residential broadband, and increased mobile data usage. Mobile data revenue grew 48% YoY to UAH 190 million driven by increased usage of data services in USB modem offers and within the new bundled tariff plans.

The CIS Business Unit continued to demonstrate strong operational results despite intensified competition in some key CIS countries, due to the improving macroeconomic situation in the region, product quality and efficient sales and marketing efforts. In the Company’s largest CIS market, Kazakhstan, VimpelCom achieved subscriber growth of 24% YoY.

OPERATING FINANCIALS PER BUSINESS UNIT

USD mln	Pro forma			Pro forma
	2Q11	2Q10	YoY	YTD11	YTD10	YoY
Net operating revenues	6,008	5,488	9%	11,489	10,677	8%
of which:
BU Russia	2,329	2,042	14%	4,394	3,961	11%
BU Europe & North America	2,015	1,829	10%	3,878	3,646	6%
BU Africa & Asia	949	901	5%	1,840	1,748	5%
BU Ukraine	412	387	6%	787	745	6%
BU CIS	389	336	16%	740	631	17%
Other	-86	-7		-150	-54

EBITDA	2,371	2,368	0%	4,628	4,583	1%
of which:
BU Russia	968	963	1%	1,836	1,874	-2%
BU Europe & North America	664	669	-1%	1,314	1,304	1%
BU Africa & Asia	407	377	8%	811	748	8%
BU Ukraine	226	208	9%	429	382	12%
BU CIS	175	161	9%	334	300	11%
Other	-69	-10		-96	-25

EBITDA margin	39.5%	43.1%		40.3%	42.9%

*See definitions in Attachment E.

FINANCIAL PERFORMANCE OVERVIEW

Total net operating revenues in the second quarter 2011 increased by 9% YoY, with strong performance across all business units and favorable foreign exchange movements. In Russia, revenues increased by 14% in USD terms and 6% in local currency. In Italy, revenues in USD increased by 10%, while in local currency, excluding certain one off items in the same period a year ago, revenues increased by 1%. Business Unit Ukraine delivered growth of 6% in USD terms and 7% in local currency. Business Unit Africa and Asia reported revenue growth of 5%. Lastly, CIS continued to achieve strong performance with a revenue increase of 16%, driven primarily by a quality product offering, efficient sales and marketing efforts, and an improving macroeconomic situation.

The EBITDA of 2Q11 was impacted by one off expenses related to the Wind Telecom and GTEL transactions. Excluding these effects the pro forma EBITDA would have increased by 3%.

Net income increased by 42% YoY, as a result of favorable currency movements partly offset by increased depreciation and tax expenses. The increase in our tax expenses is mainly attributable to certain net operating losses not recognized.

CAPEX increased 41% to 1.0 billion US dollars. This is within our planned 21% CAPEX to revenue range for the year, and mainly reflects slow phasing of investments in Russia and the CIS last year. On a Last Twelve Months basis, 2Q11 CAPEX/Revenue is broadly in line with full year 2010 of 18% capex to revenues.

ACTUAL 2Q 2011

On an actual basis, revenues more than doubled YoY and EBITDA increased by 73% YoY, as a result of the combination with Wind Telecom in April this year.

Net income declined by 29%, mainly due to higher interest expenses, resulting from higher gross debt after the acquisition of Wind Telecom. In addition, net income was also negatively impacted by higher depreciation and amortization charges associated with the Wind Telecom transaction.

USD mln	Actual			Pro forma
	2Q11	2Q10	YoY	2Q11	2Q10	YoY
Net operating revenues	5,532	2,642	109%	6,008	5,488	9%
EBITDA	2,184	1,260	73%	2,371	2,368	-
EBITDA margin	39.5%	47.7%		39.5%	43.1%
Net income attributable to VimpelCom Ltd.	239	335	-29%	312	219	42%
EPS, basic (USD)	0.16	0.28	-43%	0.19	0.14	36%
Capital expenditures	1,016	381	167%	1,027	728	41%

STATEMENT OF FINANCIAL POSITION
USD mln				Actual
				2Q11	FY10
Total assets				58,873	19,928
Shareholders’ equity				16,111	10,671
Gross debt				27,392	5,661
Net debt				24,104	4,740

The total assets almost tripled to USD 59 billion, primarily as a result of the acquisition of Wind Telecom in April, 2011. As a consequence of the acquisition gross debt increased to USD 27.4 billion, in line with the estimated preliminary pro forma gross debt as of the end of the first quarter of 2011. Net debt was USD 24.1 billion, slightly higher than the estimated preliminary pro forma net debt as of the end of the first quarter, leading to a small increase in the Net debt / LTM EBITDA to 2.6x at the end of the second quarter.

CASH FLOWS

USD mln	Actual			Actual
	2Q11	2Q10	YoY	YTD11	YTD10	YoY
Net cash from operating activities	1,231	1,001	23%	2,235	1,804	24%
Net cash used in/(from) investing activities	1,010	-67		2,205	-75
Net cash used in/(provided) financing activities	-948	191		-2,079	928

The net cash from operating activities at the Group level was positively impacted by the strong cash flow generation from our operating activities offset by certain cash costs in relation to the acquisition of Wind Telecom. The net cash from investing activities was mainly impacted by higher investments in property and equipment and investments related to the Wind Telecom transaction. Net cash from financing activities was related to the repayment of the bridge loan associated with the acquisition of Wind Telecom, refinanced with the successful USD 2.2 billion bonds issued in the Eurobond market in June. Funds from VimpelCom were also used to refinance all outstanding indebtedness at Orascom Telecom Holding.

INTERIM DIVIDEND 2011

The Supervisory Board declared the payment of an interim dividend of USD 0.45 per American depositary share (“ADS”) in relation to the 2011 results. Each ADS represents one common share. The total interim dividend payment will be approximately USD 733 million.

The record date for the Company’s shareholders entitled to receive the interim dividend has been set for December 1, 2011. The ex-dividend date is November 29, 2011. The Company will make appropriate tax withholdings of up to 15% when the dividend is paid to the Company’s ADS depositary, The Bank of New York Mellon. The dividend will be paid by the Company before December 31, 2011.

MAIN SECOND QUARTER EVENTS

•	Completion of the combination with Wind Telecom establishing an enhanced platform for global growth

•	Payment of a final dividend for 2010 in the amount of USD 244 million giving a total of USD 1.1 billion in dividends paid relating to 2010 results

•	Agreement on further financing of operations in Vietnam

•	Acquisition of NTC, a mobile operator in the Far East of Russia, improving the license footprint in the region

•	Appointment of Jo Lunder as CEO and announcement of key management positions

•	Election of the new Supervisory Board and Co-Founder Augie Fabela II as Chairman

•	Successful placement of USD 2.2 billion in Eurobond market

BUSINESS UNITS PERFORMANCE — Russia — Europe and North America — Africa and Asia — Ukraine — CIS

BUSINESS UNIT RUSSIA – FINANCIAL AND OPERATING RESULTS

—     Improved market position, with more than 2 million mobile net additions

—     Strengthened presence in Far East of Russia through acquisition of NTC and new 2G licenses

—     Strong growth of fixed broadband and continued expansion of IPTV

—     Solid growth of mobile data subscribers and increased data ARPUs

In Russia, we continued to execute our development plan, which we adopted a year ago, aimed at enhancing our market position. We improved the trends of our mobile subscription and service revenue market share, and accelerated the development of the fixed-line segment. We intend to maintain this momentum. Our development plan puts pressure on our margins, and we are taking measures to improve profitability by offsetting the effects of the recent active investments and network development with operational efficiency.

•

For two quarters in a row we have achieved the highest net additions in Russia, accelerating subscriber growth to more than 2 million net additional mobile subscribers in 2Q11, a twofold increase in growth in comparison to 1Q11.

•	Total consolidated 2Q11 revenues reached 65.2 billion rubles, up 6% YoY, driven by growth in fixed and mobile revenues including sales of devices.

•	Mobile data revenues increased 38% YoY to 4.1 billion rubles. Our total number of mobile broadband subscribers (USB only) was 2.4 million, up 82% YoY.
•

Fixed-line broadband revenues were nearly 1.9 billion rubles, growing by 45% YoY, supported by strong growth in subscribers, which were up 39% YoY and positive ARPU performance, which increased by 7% versus last year. During the quarter, IPTV service was launched in 8 cities, bringing the total number of cities serviced to 32 as of the end of 2Q11.

•

Total consolidated 2Q11 EBITDA declined to 27.1 billion rubles and the EBITDA margin declined to 41.5%, reflecting the Company’s intensified network development and increased sales and marketing expenses aimed at strengthening our market position.

•

We developed and launched a business excellence program aimed at enhancing the Company’s profitability. This program will focus on an increase in efficiency of operations and will target annual cost reductions related to network maintenance expenses, rental costs, commissions and other G&A expenses.

•	Capex increased by 54% YoY, reflecting the acceleration of network development and improved phasing of capex throughout the year.

RUSSIA KEY INDICATORS
RUR mln
	2Q11	2Q10	YoY	YTD11	YTD10	YoY
Net operating revenues	65,179	61,738	6%	125,513	119,087	5%
Total operating expenditures	38,103	32,624	17%	73,042	62,737	16%
EBITDA	27,076	29,114	-7%	52,471	56,350	-7%
EBITDA margin	41.5%	47.2%		41.8%	47.3%
Capex	11,348	7,363	54%	20,834	11,073	88%
Capex / revenues	17%	12%		17%	9%

Mobile
Mobile net operating revenues	54,360	51,825	5%	104,427	99,707	5%
- of which mobile data	4,118	2,994	38%	8,000	6,203	29%
Mobile EBITDA	24,069	26,437	-9%	46,831	50,960	-8%
Mobile EBITDA margin	44.3%	51.0%		44.8%	51.1%
Mobile subscribers (‘000)	55,251	50,912	9%
- of which mobile broadband (‘000)	2,362	1,300	82%
Mobile ARPU (RUR)	327	330	-1%
MOU	244	219	11%

Fixed-line
Fixed-line net operating revenues	10,818	9,913	9%	21,085	19,381	9%
Fixed-line EBITDA	3,007	2,677	12%	5,640	5,389	5%
Fixed-line EBITDA margin	27.8%	27.0%		26.7%	27.8%
Fixed-line broadband revenues	1,855	1,283	45%	3,590	2,596	38%
Fixed line broadband subscribers (‘000)	1,671	1,199	39%
Fixed line broadband ARPU (RUR)	384	359	7%

BUSINESS UNIT EUROPE & NORTH AMERICA

FINANCIAL AND OPERATING RESULTS ITALY

—    Continued relative outperformance in the Italian market

—    Solid growth of fixed broadband coupled with an increase in ARPU

—    Strong growth of mobile Internet revenues, up 33% to EUR 56 million

—    Total revenues increased 1% excluding non organic items, decline 1% YoY on a reported basis

—     EBITDA in line with previous year on an organic basis (net of non-recurring items), declines 5% YoY on a reported basis

In Italy we strengthened our market position in both mobile and fixed-line, increasing market share in both segments. In the mobile segment, performance was driven by the ongoing success of the Company’s targeted offerings for voice and messaging, both on-net and off-net, by the strong take-up of its post-paid offerings targeted at the high value consumer and SME/SOHO segments, and by the notable success of its Mobile Internet offerings for smartphones and tablet devices. In the fixed-line segment, performance was particularly strong in the consumer segment, which posted a 6.3% increase in revenues driven by the Company’s simple and transparent set of offerings, which are easily adaptable to all customer needs and are supported by a highly effective promotional and advertising strategy.

•	WIND’s total revenues reached EUR 1.4 billion in the second quarter, driven by a 1% increase in telecom service revenues.
•

EBITDA declined YoY as a result of certain non organic items recorded in 2Q10 (mainly settlements with other operators, active penalties and release of previous years over accrued provisions), combined with an increase in monthly access fees on Local Loop Unbundling (LLU) paid to the incumbent operator and by an increase in bad debt in the fixed-line business. On an organic basis WIND’s EBITDA in the second quarter was in line with the same quarter a year ago. The EBITDA margin remained a solid 37.6%.

•

During the second quarter of 2011, WIND continued to deliver on its investment plan with EUR 234 million of capex invested in: i.) increasing the coverage of its 3G / HSDPA mobile footprint and in increasing the capacity of the mobile network; ii.) in the expansion of LLU coverage; and iii.) in the increase of capacity and quality of WIND’s backbone, which serves both the mobile and fixed-line businesses.

ITALY KEY INDICATORS
Euro mln
	2Q11	2Q10	YoY	YTD11	YTD10	YoY
Revenues	1,399	1,411	-1%	2,750	2,706	2%
Total operating expenditures	(873)	(856)	2%	-1,727	-1,668	4%
EBITDA	526	556	-5%	1,022	1,039	-2%
EBITDA margin	37.6%	39.4%		37.2%	38.4%
Capex	234	203	15%	380	331	15%
Capex / revenues	17%	14%		14%	12%

Mobile
Total revenues	1,029	1,046	-2%	2,011	1,983	1%
EBITDA	455	477	-5%	886	894	-1%
EBITDA margin	44.2%	45.6%		44.1%	45.1%
Subscribers (‘000)	20,559	19,263	7%
ARPU (€)	16.0	17.2	-7%
MOU	198	185	7%

Fixed
Total revenues	370	366	1%	739	723	2%
EBITDA	71	79	-10%	136	145	-6%
EBITDA margin (%)	19.2%	21.6%		18.4%	20.0%
Total voice subscribers (‘000)	3,128	2,904	8%
Total fixed-line ARPU (€)	33.4	34.8	-4%
Broadband subscribers (‘000)	2,082	1,765	18%
Broadband ARPU (€)	19.2	18.4	5%
Dual-play subscribers (‘000)	1,689	1,450	17%

Financials are based on IFRS

•	The performance of WIND’s mobile business remained positive in the second quarter with a 7% increase in subscribers, reaching 20.6 million, reflecting 280 thousand net additions in 2Q11.

•

WIND’s mobile data offerings continued to post strong results driven by the significant increase in mobile Internet revenues, up 33% over the previous year to EUR 56 million, and supported by the ongoing solid revenue growth posted by traditional data services.

•

WIND’s mobile ARPU in 2Q11 declined 7% over the same period last year, as a result of the cut in mobile termination rates coupled with the strong growth in data-only SIM cards, which do not generate voice revenues. Net of these impacts, the decline would have been approximately 3%. Mobile Data ARPU in 2Q11 reached 21% of total mobile ARPU.

•

In fixed-line our voice subscribers increased by 8% to 3 million customers, mainly as a result of a 12% increase in higher value direct voice subscribers, which reached 2.4 million. Our performance in broadband was also particularly strong with an 18% growth in customer base to over 2.1 million. Finally in the dual-play market Infostrada grew its customer base by 16% to almost 1.7 million.

•

Fixed-line Internet and Data revenue growth was solid in the second quarter, delivering an 18% increase over the previous year, mainly driven by the 25% increase in broadband revenues only marginally offset by the decline in narrowband Internet services.

•

Fixed voice ARPU declined over the same period last year as a result of the cut in fixed termination rates coupled with a decrease in usage due to fixed-mobile substitution. Notwithstanding the intense competitive environment, which abated slightly in 2Q11, Infostrada was able to increase its Broadband ARPU by 5% to EUR 19.2.

CANADA

—	Active subscriber base increased significantly

—	Solid share of net additions drove growth to 317 thousand active subscribers

Globalive Wireless Management Corporation, operating under the brand name Wind Mobile in Canada, is accounted for under the equity method and therefore we only disclose operational information in the quarterly earnings release.

WIND Mobile’s active subscriber base increased by 239% YoY to 317 thousand active subscribers, reinforcing its solid share of net additions despite a climate of increased competition and seasonal mild growth rates.

CANADA KEY INDICATORS

Mobile	2Q11	2Q10	YoY

Subscribers (‘000)	317	94	239%
ARPU (CAD)	27.8	n.a.	n.a.

BUSINESS UNIT AFRICA & ASIA - FINANCIAL AND OPERATING RESULTS

—    Subscriber base surpassed the 74 million mark

—   Net operating revenues increased 5% YoY

—    EBITDA grew 8% YoY, reflecting revenue growth and focus on cost optimization

—    Strong EBITDA margin of 42.9%

In the second quarter of 2011, net operating revenues in Africa and Asia increased by 5% YoY driven by strong subscriber growth across our countries. Total subscribers grew by 12% to 74 million. EBITDA increased by 8%, as a result of management’s continued focus on cost optimization, leading to a strong EBITDA margin of 42.9%.

ALGERIA (“DJEZZY”)

Revenue performance improved with a 5% YoY increase, despite a challenging operating and regulatory environment. However, revenue growth was affected by the limitations imposed on Djezzy. EBITDA increased 11% compared to the same quarter last year as a result of the aforementioned revenue increase coupled with tight cost management, which drove a strong EBITDA margin of 59.2%. The decrease in capex was mainly due to limitations on importing goods. Subscribers increased 5% YoY to 16 million, due to a continued focus on successful churn management. ARPU remained stable compared to the same quarter last year at DZD 711 as a result of careful acquisition of customers and efficient use of promotions. Market share remained stable at 58%, as a result of successful churn management and special loyalty programs.

PAKISTAN (“MOBILINK”)

Subscribers exceeded 33 million, increasing by 4% compared to the same quarter last year as a result of targeting new subscribers through location-based promotions, as well as a continuing focus on mobile number portability. Revenues showed stable growth YoY, increasing 2% mainly as a result of a growing customer base, which was partially offset by a decrease in pre-paid average rate per minute as a result of competitive pressures. EBITDA displayed a corresponding increase of 2% as a result of applied cost efficiency measures. These kept EBITDA margin stable at 40.2%. Capex increased 37% to support IT and network development. We continue to focus on the youth segment through dedicated products and offerings, as well as rolling out a number of activities to promote value added services

BANGLADESH (“BANGLALINK”)

Subscriber growth was strong, increasing almost 26% YoY to 20.2 million as a result of penetration in rural areas and in the younger lower end market segments. Revenues increased by nearly 17% YoY as a result of a growing customer base, as well as the launch of promotions and tariff amendments. EBITDA displayed a sharp increase of 85% YoY due to selective subscriber acquisition through the removal of SIM tax subsidies during most of the second quarter in anticipation of a reduction in the SIM tax. As expected, the government reduced the SIM tax by Tk194 at the end of the second quarter. Capex decreased by 67% when compared to the aggressive rollout plan in the previous year.

SUB SAHARAN AFRICA (“TELECEL GLOBE”)

Subscribers increased 24%, however revenues showed a 2% decline YoY mainly due to significant competitive pressures in Burundi as well as to the country-wide economic slowdown in the Central African Republic (CAR). EBITDA decreased 68% YoY as a result of higher subscriber acquisition costs and offerings to counter competition in both highly competitive markets.

SOUTH EAST ASIA

The subscriber base increased by 279% YoY, reaching 2 million. In Vietnam, we developed a more focused strategy with a planned comprehensive commercial re-launch of our operations. Cambodia showed strong YoY growth in both revenues (up 50% YoY) and subscribers (up 56% YoY). In Laos, plans are in place to rebrand to Beeline.

AFRICA & ASIA KEY INDICATORS
USD mln
	2Q11	2Q10	YoY	YTD11	YTD10	YoY
Revenues	949	901	5%	1,840	1,748	5%
Total operating expenditures	542	524	3%	1,029	1,000	3%
EBITDA	407	377	8%	811	748	8%
EBITDA margin	42.9%	41.8%		44.1%	42.8%
Capex	97	94	3%	173	245	-29%
Capex / revenues	10%	10%		9%	14%

For details per country unit please see Attachment B

BUSINESS UNIT UKRAINE – FINANCIAL AND OPERATING RESULTS

—   Ukraine continued to deliver stable growth in mobile subscribers and revenues

—   Strong growth in fixed residential broadband

—   Improved operating margins through synergy realization and cost control

Overall, Kyivstar continued to deliver solid results in the second quarter with a strong revenue growth, driven by an increase in the subscriber base and ARPU, increased mobile data usage, and a growing fixed broadband business that almost doubled in revenue YoY. At the same time, Kyivstar has managed to improve operating margins due to lower mobile termination rates, realized synergies ahead of plan, and effective cost control.

•

Total revenue increased 7% YoY, mainly driven by growth in mobile revenue as our subscriber base increased 3% YoY to 24.7 million and ARPU increased 3.3% YoY to UAH 41. This growth was largely due to our continued transition towards new bundled tariff plans that stimulated an 11% increase in MOU.

•	Mobile data revenue grew 48% YoY to UAH 190 million driven by increased usage of data services in USB modem offers and within the new bundled tariff plans.

•	Fixed revenue showed 23% growth YoY due to an increase in wholesale revenues, as well as an 87%

increase in fixed-line broadband revenues as a result of a 174% increase in fixed-line broadband subscribers, which reached 293,000 in the quarter. In April, the FTTB subscription base was revised for the period of the first quarter of 2010 through the first quarter of 2011 based on the VimpelCom definition for broadband subscribers to reflect 3-months active base.

•

EBITDA was up 9% YoY with EBITDA margin improving to 54.8% YoY on the back of higher revenues, higher mobile gross margin due to lower mobile termination rates, realized synergies ahead of plan, and effective cost control.

•	Capex was UAH 463 million, or 14% of revenue, which is below plan due to mobile equipment delivery delays and improved pricing terms.

•	The integration program in Ukraine continues to progress ahead of plan, with synergies of NPV USD 120 million realized since inception.

UKRAINE KEY INDICATORS

UAH mln
	2Q11	2Q10	YoY	YTD11	YTD10	YoY
Net operating revenues	3,287	3,071	7%	6,267	5,925	6%
Total operating expenditures	1,485	1,425	4%	2,856	2,886	-1%
EBITDA	1,802	1,646	9%	3,411	3,040	12%
EBITDA margin	54.8%	53.6%		54.4%	51.3%
Capex	463	538	-14%	832	1,018	-18%
Capex / revenues	14%	18%		13%	17%

Mobile
Mobile net operating revenues	3,042	2,871	6%	5,808	5,533	5%
Mobile subscribers (‘000)	24,695	24,059	3%
Mobile ARPU (UAH)	41.0	39.7	3%
MOU	474	427	11%

Fixed-line
Fixed-line net operating revenues	245	200	23%	459	392	17%
Fixed-line broadband revenues	36	19	87%	68	37	86%
Fixed-line broadband subscribers (‘000)	293	107	174%
Fixed-line broadband ARPU (UAH)	46.2	65.5	-29%

BUSINESS UNIT CIS* – FINANCIAL AND OPERATING RESULTS — Continued strong growth in revenues and subscribers — Increased usage of voice and data traffic — Successful rollout of 2G and 3G networks

Overall, the CIS business continues to deliver strong operational and financial results. Despite intensified competition in some of the CIS countries, revenues are growing at double-digit rates YoY in nearly all CIS markets as a result of the improving macroeconomic situation, product quality and efficient sales and marketing efforts.

•	Comprehensive data strategy execution drove record revenue growth of 83% YoY in data services.
•	EBITDA increased 9% in absolute terms YoY, but
EBITDA margin declined by 2.9 p.p. to 45%, primarily due to lower EBITDA in Kazakhstan
•	We substantially increased CAPEX related to mobile and fixed network expansion in the second quarter in order to support further growth in the CIS markets.
•	We maintained our efforts to enhance market position in all CIS markets, despite continuous and intensified competition in key markets.

KAZAKHSTAN

In our largest CIS market, Kazakhstan, we achieved mobile subscriber growth of 24% YoY and solid revenue growth of 9% in the second quarter.

EBITDA margin declined to 48.8%, primarily due to intensified competition in Kazakhstan, increasing volume of customer equipment sales, and higher sales and marketing expenses. EBITDA margin was also impacted by per second-rounding and mandatory cancelling of call set up fees in Kazakhstan, introduced by the national regulator in February 2011.

ARMENIA

In 2Q11 our revenues in Armenia increased by 2% YoY driven by organic growth as well as device sales. The decline in traditional fixed voice revenues was not fully compensated by the solid growth of fixed broadband revenues. To support data consumption in both mobile and fixed segment we accelerated customer devices sales that led to EBITDA margin erosion.

UZBEKISTAN

In Uzbekistan, our sales and marketing efforts resulted in a 34% increase in the number of mobile subscribers as compared with the second quarter of 2010. Our revenues have increased by 28% YoY with strong EBITDA margin of 42.9% demonstrating the underlying strength of our core business in the country. CAPEX grew by 42% YoY mainly to accelerate 3G network development to support data growth.

TAJIKISTAN

In 2Q11 we recorded YoY revenue growth of 29%. The EBITDA margin reached 51.9% up from 33.3% we reported a year ago. We attribute these strong results to our prudent marketing policy as well as to the high margin incoming traffic from Russia to our subscribers in Tajikistan.

GEORGIA

In 2Q11 our revenues in Georgia increased 21% YoY with substantial improvement of EBITDA margin which increased to 23.9% from 14.4% reported a year ago.

Our strong sales and marketing activities resulted in 53% growth of our mobile subscriber base YoY along with substantial increase in usage.

KYRGYZSTAN

In Kyrgyzstan we managed to strengthen our market position in 2Q11 and also all key financial and operating indicators. Strong growth of mobile subscriber base, reflected in a revenue increase of 27% and a solid EBITDA margin of 52.8%, which is the highest across all CIS countries.

CIS KEY INDICATORS

USD mln
	2Q11	2Q10	YoY	YTD11	YTD10	YoY
Net operating revenues	389	336	16%	740	631	17%
Total operating expenditures	214	175	22%	440	297	48%
EBITDA	175	161	9%	334	300	11%
EBITDA margin	45.0%	47.9%		45.2%	47.6%
Capex	132	71	87%	205	103	99%
Capex / revenues	34%	21%		28%	16%

Mobile
Mobile subscribers (‘000)	17,594	13,875	27%	17,594	13,875	27%
- of which mobile broadband (‘000)	124	17	626%	124	17	626%
Fixed-line
Fixed-line broadband subscribers (‘000)	132	65	103%	132	65	103%
FTTB Subscribers	19	5	263%	19	5	263%
Fixed-line broadband revenues	7	3	154%	12	5	135%

* CIS operations include operations in Kazakhstan, Uzbekistan, Armenia, Kyrgyzstan (since the first quarter of 2010), Tajikistan, and Georgia.

For details per country unit please see Attachment B

CONFERENCE CALL INFORMATION

The Company’s management will discuss second quarter 2011 results during a conference call and slide presentation on September 7, 2011 at 9:30 am CET (3:30 am US ET) for Europe-based shareholders and analysts, and 3:00 pm CET (9:00 am US ET) for the US-based shareholders and analysts. The call and slide presentation may be accessed at http://www.vimpelcom.com

9:30 am CET (3:30 am US ET) conference call		3:00 pm CET (9:00 am US ET) conference call
US call-in number:	+1 877 616-4476	US call-in number:	+1 877 616-4476
International call-in number:	+1 402 875-4763	International call-in number:	+1 402 875-4763

The conference calls replay and the slide presentations webcast will be available through September 14, 2011 and October 7, 2011, respectively. The slide presentation will also be available for download on the Company’s website.

9:30 am CET (3:30 am US ET) replay		3:00 pm CET (9:00 am US ET) replay
US replay number:	+1 855 859-2056	US Replay number:	+1 855 859-2056
Confirmation code:	95884159	Confirmation code:	95889150

International replay:	+1 404 537-3406	International replay:	+1 404 537-3406
Confirmation code:	95884159	Confirmation code:	95889150

CONTACT INFORMATION

INVESTOR RELATIONS

Gerbrand Nijman

Investor_Relations@vimpelcom.com

Tel: +31 20 79 77 200 (Amsterdam)

Marine Babayan

Russia, Ukraine and CIS

Investor_Relations@vimpelcom.com

Tel: +7 495 974 5888 (Moscow)

Stefano Songini

Europe & North America and Fixed Income

ir@mail.wind.it

Tel +39 06 83113099 (Rome)

Noha Khalil

Africa & Asia and Orascom Telecom

otinvestorrelations@otelecom.com

Tel: +202 2461 5050 / 51 (Cairo)

MEDIA AND PUBLIC RELATIONS Elena Prokhorova pr@vimpelcom.com Tel: +7(495)725-0705 (Moscow)

DISCLAIMER

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements include those relating to the benefits and synergies from the Company’s transaction with Wind Telecom and the expected growth and development of the Company’s operations. These and other forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in the markets in which the Company operates and/or litigation with third parties. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business, if the Company is unable to successfully integrate Wind Telecom, its Ukrainian operations and other newly-acquired businesses, if the Company is unable to complete the demerger of certain Wind Telecom assets and other factors. In addition, there are risks related to the combination with Wind Telecom, including the possibility that the anticipated benefits of the combination may not materialize as expected; that the parties are unable to successfully implement integration strategies or otherwise realize the synergies anticipated for the transaction; the possibility that Telenor may succeed in the arbitration against the Company and Altimo Holdings and Investments Ltd. or bring other legal challenge (including requests for injunctive relief) against the Company, its officers or directors and/or Altimo in respect of its claims to pre-emptive rights or otherwise; and other risks and uncertainties that are beyond the parties’ control. There can be no assurance that such risks and uncertainties will not have a material adverse effect on the Company. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

ABOUT VIMPELCOM LTD

VimpelCom is one of the world’s largest integrated telecommunications services operators offering a wide range of wireless, fixed, and broadband services in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Vietnam, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic, Italy and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 864 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of June 30, 2011 VimpelCom had 193 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

CONTENT OF THE ATTACHMENT TABLES

Attachment A	VimpelCom Ltd Financial Statements	16

Attachment B	Country units key indicators CIS and Asia & Africa	19

Attachment C	Reconciliation Tables	22
	Average Rates of Functional Currencies to USD

Attachment D	Wind Italy condensed financial statement of income	24

Attachment E	Definitions	25

For more information on financial and operating data for specific countries, please refer to the supplementary file FactbookQ22011.xls on our website at http://vimpelcom.com/ir/financials/results.wbp

ATTACHMENT A: VIMPELCOM LTD FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

USD (000)	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010

Operating revenues
Service revenues	5,394,292	2,584,855	8,067,431	4,787,484
Sales of equipment and accessories	134,263	44,539	200,396	71,118
Other revenues	3,643	12,240	7,231	14,160

Net operating revenues	5,532,199	2,641,634	8,275,059	4,872,762

Operating expenses
Service costs	1,381,076	553,022	2,006,248	1,054,610
Cost of equipment and accessories	146,153	47,879	228,561	74,229
Selling, general and administrative expenses	1,773,538	766,416	2,586,459	1,409,713
Depreciation	829,493	376,648	1,304,925	729,201
Amortization	291,928	116,544	392,595	183,238
Impairment loss	-	-	-	-
Provision for doubtful accounts	40,017	12,485	52,925	31,129

Total operating expenses	4,462,204	1,872,994	6,571,712	3,482,120

Operating income	1,069,995	768,640	1,703,347	1,390,642

Other income and expenses
Interest income	19,751	16,079	34,810	27,625
Net foreign exchange gain/(loss)	(25,833)	(126,393)	113,697	(21,459)

Interest expense	(468,919)	(132,264)	(603,855)	(273,924)
Equity in net gain/(loss) of associates	(9,396)	11,088	46,192	7,304
Other expenses, net	(106,504)	(10,011)	(111,778)	(58,356)

Total other income and expenses	(590,901)	(241,501)	(520,934)	(318,810)

Income before income taxes	479,094	527,139	1,182,413	1,071,832

Income tax expense	206,515	177,958	301,125	331,007

Net income from continuing operations	272,579	349,181	881,288	740,825

Profit from discontinued operations	3,397	-	3,397	-

Net income/(loss)	275,977	349,181	884,686	740,825

Net income attributable to the noncontrolling interest	36,822	14,441	55,858	24,607

Net income attributable to VimpelCom	239,155	334,740	828,828	716,218

Basic EPS :
Net income attributable to VimpelCom* per common share	0.16	0.28	0.59	0.65

Weighted average common shares outstanding (thousand)	1,564,135	1,227,320	1,428,845	1,121,394

Diluted EPS :
Net income attributable to VimpelCom* per common share	0.16	0.28	0.59	0.65

Weighted average diluted shares (thousand)	1,564,275	1,227,780	1,428,871	1,121,991

   *Adjusted for the impact through changes in redeemable noncontrolling interest

ATTACHMENT A: VIMPELCOM LTD FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED CONSOLIDATED BALANCE SHEETS

USD (000)	June 30, 2011	December 31, 2010

Assets
Current assets:
Cash and cash equivalents	3,190,214	885,125
Trade accounts receivable, net of allowance for doubtful accounts	2,725,943	506,322
Inventory	315,689	137,413
Deferred income taxes	94,164	117,236
Input value added tax	159,963	137,958
Due from related parties	96,840	87,151
Short-term bank deposits	63,143	34,305
Other current assets	2,379,186	383,964
Assets held for sale	1,526,237	-

Total current assets	10,551,378	2,289,474

Property and equipment, net	15,183,944	6,935,287
Telecommunications licenses, net	3,488,752	562,931
Goodwill	18,238,118	7,003,714
Other intangible assets, net	7,561,820	1,481,800
Software, net	1,034,869	627,330
Investments in associates	1,279,688	446,130
Due from related party	8,539	4,905
Other non-current assets	1,525,752	576,324

Total assets	58,872,861	19,927,895

Liabilities, redeemable non-controlling interest and equity
Current liabilities:
Accounts payable	4,149,840	963,450
Due to employees	267,488	108,050
Due to related parties	22,367	5,634
Accrued liabilities	1,323,825	212,323
Taxes payable	764,492	233,848
Customer advances, net of VAT	855,987	452,055
Customer deposits	66,933	33,835
Deferred income taxes	24,001	50,313
Short-term debt	1,636,640	1,162,444
Liabilities associated to assets held for sale	770,000	-

Total current liabilities	9,881,574	3,221,952

Deferred income taxes	2,414,396	688,206
Long-term debt	25,755,792	4,498,861
Other non-current liabilities	1,787,038	184,133

Total liabilities	39,838,800	8,593,152

Redeemable noncontrolling interest	528,855	522,076
Equity
Convertible voting preferred stock (0.001 US$ nominal value per share), 433,532,000 shares authorized; 433,532,000 shares issued and outstanding	434	129
Common stock (0.001 US$ nominal value per share), 2,630,639,827 shares authorized; 1,628,199,135 shares issued (December 31, 2010: 1,302,559,308); 1,618,120,527 shares outstanding (December 31, 2010: 1,292,050,700 )	1,628	1,303
Ordinary stock (0.001 US$ nominal value per share), 50,000,000 shares authorized; nil shares issued and outstanding	-	-
Additional paid-in capital	11,042,875	6,292,269
Retained earnings	5,483,596	5,153,819
Accumulated other comprehensive loss	(198,152)	(561,154)
Treasury stock, at cost, 10,078,608 shares of common stock (December 31, 2010: 10,508,608)	(219,463)	(215,763)

Total VimpelCom shareholders’ equity	16,110,918	10,670,603

Noncontrolling interest	2,394,288	142,064

Total equity	18,505,206	10,812,667
Total liabilities, redeemable noncontrolling interest and equity	58,872,861	19,927,895

ATTACHMENT A: VIMPELCOM LTD FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

USD (000)	Six months ended June 30,
	2011	2010

Operating activities

Net cash provided by operating activities	2,235,411	1,804,243
	-
Investing activities
Purchases of property and equipment	(1,363,017)	(380,308)
Purchases of intangible assets	(13,737)	(11,298)
Purchases of software	(104,314)	(88,587)
Proceeds from sale of property, plant and equipment	58,035	1,396
Acquisition of subsidiaries, net of cash acquired	(929,717)	171,878
Receipts from associates	12,500	-
Loan granted	-	(5,048)
Net flow from disposal of financial instruments	183,085	377,044
Loans receivable repayment / (granted)	(31,662)	22,910
Purchases of other assets, net	(15,892)	(13,216)

Net cash (used in)/provided by investing activities	(2,204,718)	74,771
	-
Financing activities	-
Proceeds from bank and other loans	8,455,010	270,254
Repayments of bank and other loans	(5,806,544)	(1,158,204)
Payments of fees in respect of debt issues	(64,658)	(1,847)
Purchase of noncontrolling interest in consolidated subsidiaries	(3,775)	(2,294)
Payment of dividends	(500,397)	(2,049)
Payment of dividends to noncontrolling interest	-	(34,517)
Other (payments)/receipts, net	(198)	932
Net cash (used in)/from financing activities	2,079,439	(927,725)
	-
Effect of exchange rate changes on cash and cash equivalents	49,670	(45,690)

Cash and cash equivalents of discontinued operations and assets held for sale at the end of the period	145,369	-

Net (decrease)/increase in cash and cash equivalents	2,305,171	905,599
Cash and cash equivalents at beginning of period	885,125	1,446,949
Cash and cash equivalents at end of period	3,190,214	2,352,548

	Six months ended June 30,
	2011	2010

Supplemental cash flow information
Non-cash activities:
Accounts payable for property, equipment and other long-lived assets	847,695	214,485

ATTACHMENT B: COUNTRY UNITS KEY INDICATORS

AFRICA AND ASIA BUSINESS UNIT: COUNTRY DETAIL

ALGERIA

DZD bln
	2Q11	2Q10	YoY	YTD11	YTD10	YoY
Revenues	34	33	5%	66	63	5%
EBITDA	20	18	11%	39	35	11%
EBITDA margin	59.2%	56.4%		59.3%	56.2%
Capex (USD mln)	10	n.a.	n.a.	14	45	-69%
Capex / revenues (USD)	2%	n.a.	n.a.	2%	5%	-3%

Mobile
Subscribers (‘000)	15,964	15,142	5%
ARPU	711	711	0%
MOU	296	279	6%

PAKISTAN
PKR bln
	2Q11	2Q10	YoY	YTD11	YTD10	YoY
Revenues	25	24	2%	48	47	2%
EBITDA	10	10	2%	20	19	4%
EBITDA margin	40.2%	40.2%		40.4%	39.6%
Capex (USD mln)	52	38	37%	97	62	56%
Capex / revenues (USD)	18%	13%	5%	17%	11%	6%

Mobile
Subscribers (‘000)	33,378	32,203	4%
ARPU	243	247	-2%
MOU	213	210	1%

BANGLADESH
BDT bln
	2Q11	2Q10	YoY	YTD11	YTD10	YoY
Revenues	9	8	17%	18	15	23%
EBITDA	4	2	85%	7	5	41%
EBITDA margin	42.6%	27.1%		39.2%	34.4%
Capex (USD mln)	14	43	-67%	27	102	-74%
Capex / revenues (USD)	11%	38%	-27%	11%	48%	-37%

Mobile
Subscribers (‘000)	20,203	16,097	26%
ARPU	153	172	-11%
MOU	211	237	-11%

SUB SAHARAN AFRICA (TELECEL GLOBE)
USD mln
	2Q11	2Q10	YoY	YTD11	YTD10	YoY
Revenues	24	25	-2%	49	49	0%
EBITDA	2	6	-68%	6	9	-34%
EBITDA margin	7.5%	23.2%		12.6%	19.1%

Mobile
Subscribers (‘000)	2,789	2,250	24%

SEA (CONSOLIDATED)
USD mln
	2Q11	2Q10	YoY	YTD11	YTD10	YoY
Revenues	18	6	223%	28	10	181%
EBITDA	-37	-8	n.a.	-41	-17	n.a.
EBITDA margin	n.a.	n.a.		n.a.	n.a.

Mobile
Subscribers (‘000)	1,993	525	279%

CIS BUSINESS UNIT: COUNTRY DETAIL

KAZAKHSTAN KZT mln
	2Q11	2Q10	YoY	YTD11	YTD10	YoY
Net operating revenues	29,530	27,054	9%	56,380	50,609	11%
EBITDA	14,414	15,449	-7%	28,028	28,470	-2%
EBITDA margin	48.8%	57.1%		49.7%	56.3%
Capex (USD mln)	68	26	164%	79	32	148%
Capex / revenues (USD)	34%	14%		20%	9%

Mobile
Subscribers (‘000)	7,831	6,339	24%
ARPU (KZT)	1,249	1,411	-11%
MOU	144	125	15%
ARMENIA AMD mln
	2Q11	2Q10	YoY	YTD11	YTD10	YoY
Net operating revenues	17,490	17,073	2%	34,380	33,089	4%
EBITDA	6,699	7,193	-7%	12,392	14,555	-15%
EBITDA margin	38.3%	42.1%		36.0%	44.0%
Capex (USD mln)	6	4	63%	15	7	117%
Capex / revenues (USD)	13%	9%		16%	8%

Mobile
Subscribers (‘000)	733	567	29%
ARPU (AMD)	3,089	3,975	-22%
MOU	263	270	-3%
UZBEKISTAN USD mln
	2Q11	2Q10	YoY	YTD11	YTD10	YoY
Net operating revenues	66	51	28%	125	97	29%
EBITDA	28	20	42%	55	40	39%
EBITDA margin	42.9%	38.9%		44.2%	41.0%
Capex (USD mln)	27	29	-7%	66	46	42%
Capex / revenues (USD)	40%	55%		53%	48%

Mobile
Subscribers (‘000)	5,347	3,997	34%
ARPU (USD)	4.0	4.1	-2%
MOU	413	383	8%
TAJIKISTAN USD mln
	2Q11	2Q10	YoY	YTD11	YTD10	YoY
Net operating revenues	26	20	29%	47	35	33%
EBITDA	14	7	101%	23	11	105%
EBITDA margin	51.9%	33.3%		48.8%	31.8%
Capex (USD mln)	7	4	109%	11	4	194%
Capex / revenues (USD)	28%	17%		23%	10%

Mobile
Subscribers (‘000)	870	784	11%
ARPU (USD)	9.4	6.1	54%
MOU	234	168	39%

GEORGIA GEL mln
	2Q11	2Q10	YoY	YTD11	YTD10	YoY
Net operating revenues	25	21	21%	46	40	16%
EBITDA	6	3	100%	10	5	100%
EBITDA margin	23.9%	14.4%		21.6%	12.6%
Capex (USD mln)	9	9	-4%	16	13	18%
Capex / revenues (USD)	56%	77%		58%	59%

Mobile
Subscribers (‘000)	712	466	53%
ARPU (GEL)	11.4	14.5	-21%
MOU	224	141	59%
KYRGYZSTAN KGS mln
	2Q11	2Q10	YoY	YTD11	YTD10	YoY
Net operating revenues	1,603	1,261	27%	3,048	2,399	27%
EBITDA	847	589	44%	1,656	1,015	63%
EBITDA margin	52.8%	46.7%		54.3%	42.3%
Capex (USD mln)	15	0.2	nm	19	1	nm
Capex / revenues (USD)	43%	1%		29%	2%

Mobile
Subscribers (‘000)	2,102	1,722	22%
ARPU (KGS)	261	240	9%
MOU	319	236	35%

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA OF VIMPELCOM*

USD mln	Pro forma
	2Q11	2Q10	YTD 2011	YTD 2010

EBITDA	2,371	2,368	4,628	4,583

Adjustment for certain non-operating items	8	3	10	5
Depreciation	(892)	(722)	(1,731)	(1,474)
Amortization	(342)	(379)	(700)	(765)
Impairment loss		(9)	23	(15)

Operating income	1,145	1,260	2,230	2,333

Adjustment for certain non-operating items	(8)	(3)	(10)	(5)

EBIT	1,137	1,257	2,220	2,329

Financial income and expenses	(486)	(448)	(971)	(1,028)
- including interest income	38	66	74	95
- including interest expense	(524)	(514)	(1,045)	(1,123)
Net foreign exchange (loss)/gain and others	(120)	(493)	77	(416)
- including net foreign exchange (loss)/gain	1	(299)	210	(199)

- including equity in net (loss)/gain of associates	(14)	(22)	12	(61)
- including other (expense)/income, net	(114)	(175)	(155)	(162)
- including adjustment for certain non-operating items	8	3	10	5

EBT	531	316	1,327	884

Income tax expense	(226)	(170)	(418)	(425)

Profit (loss) from discontinued operations	-	-	-	-

Net income	305	146	909	458

Net (loss)/income attributable to the noncontrolling interest	(7)	(73)	33	(42)

Net Income attributable to VimpelCom Ltd.	312	219	875	501

*See also the supplementary file FactbookQ22011.xls on our website at http://vimpelcom.com/ir/financials/results.wbp

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA OF VIMPELCOM* (CONTINUED)

USD mln	Actual
	2Q11	2Q10	YTD 2011	YTD 2010

EBITDA	2,184	1,260	3,391	2,300

Adjustment for certain non-operating items	8	2	10	3
Depreciation	(829)	(377)	(1,305)	(729)
Amortization	(292)	(117)	(393)	(183)
Impairment loss		-		-

Operating income	1,070	769	1,703	1,391

Adjustment for certain non-operating items	(8)	(2)	(10)	(3)

EBIT	1,062	766	1,693	1,388

Financial income and expenses	(449)	(116)	(569)	(246)
- including interest income	20	16	35	28
- including interest expense	(469)	(132)	(604)	(274)
Net foreign exchange (loss)/gain and others	(134)	(123)	58	(70)
- including net foreign exchange (loss)/gain	(26)	(126)	114	(21)

- including equity in net (loss)/gain of associates	(9)	11	46	7
- including other (expense)/income, net	(107)	(10)	(112)	(58)
- including adjustment for certain non-operating items	8	2	10	3

EBT	479	527	1,182	1,072

Income tax expense	(207)	(178)	(301)	(331)

Profit (loss) from discontinued operations	3	-	3	-

Net income	276	349	885	741

Net (loss)/income attributable to the noncontrolling interest	37	14	56	25

Net Income attributable to VimpelCom Ltd.	239	335	829	716

*See also the supplementary file FactbookQ22011.xls on our website at http://vimpelcom.com/ir/financials/results.wbp

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF VIMPELCOM CONSOLIDATED NET DEBT

USD mln	2Q10	3Q10	4Q10	1Q11	2Q11
Net debt	3,865	3,970	4,740	4,840	24,104
Cash and cash equivalents	(2,353)	(2,467)	(885)	(1,858)	(3,190)
Long - term and short-term deposits	(115)	(56)	(36)	(592)	(99)
Long - term debt	4,801	4,367	4,499	6,047	25,756
Short-term debt	1,532	2,126	1,162	1,243	1,637

AVERAGE RATES OF FUNCTIONAL CURRENCIES TO USD*

	Average rates			Closing rates
	YTD11	YTD10	YoY	YTD11	FY2010	Delta
Russian Ruble	28.62	30.07	5.1%	28.08	30.48	8.5%
Euro	1.40	1.32	-6.2%	1.45	1.34	-7.5%
Algerian Dinar	72.47	74.19	2.4%	72.06	74.29	3.1%
Pakistan Rupee	85.40	84.81	-0.7%	85.97	85.67	-0.4%
Bangladeshi Taka	72.37	69.66	-3.7%	74.15	70.60	-4.8%
Vietnamese Dong	20,409	-	n/a	20,618	-	n/a
Lao Kip	8,042	-	n/a	8,011	-	n/a
Ukrainian Hryvnia	7.96	7.95	-0.1%	7.97	7.96	-0.1%
Kazakh Tenge	146.00	147.24	0.8%	146.25	147.40	0.8%
Armenian Dram	370.09	384.32	3.8%	368.86	363.44	-1.5%
Georgian Lari	1.71	1.76	2.9%	1.67	1.77	6.0%
Kyrgyz Som	46.79	45.18	-3.4%	45.21	47.10	4.2%

  *Functional currencies in Tajikistan, Uzbekistan and Cambodia are US dollars.

ATTACHMENT D: WIND TELECOMUNICAZIONI S.P.A. CONDENSED STATEMENTS OF INCOME

EUR mln	H1 2011	H1 2010	Change
Revenue	2,707	2,645	2.3%
Other revenue	43	61	-29.2%
Total Revenue	2,750	2,706	1.6%
EBITDA	1,023	1,039	-1.6%
D&A	(508)	(490)	-3.8%
EBIT	514	549	-6.3%
Financial Income and expenses	(406)	(468)	13.4%
EBT	109	81	34.5%
Income Tax	(88)	(81)	-9.2%
Profit/(Loss) from discontinued operations	6	17	-65.1%
Net income	26	16	58.5%

24

ATTACHMENT E: DEFINITIONS

EBITDA is a non-U.S. GAAP financial measure. EBITDA is defined as earnings before interest, tax, depreciation and amortization. VimpelCom calculates EBITDA as operating income before depreciation, amortization and impairment loss and includes certain non-operating losses and gains mainly represented by litigation provisions for all of its Business Units except for its Russia Business Unit. The Russia Business Unit’s EBITDA is calculated as operating income before depreciation and amortization. EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under U.S. GAAP. Historically our management used OIBDA (defined as operating income before depreciation, amortization and impairment losses) instead of EBITDA. Following the acquisition of Wind Telecom, our management concluded that EBITDA is a more appropriate measure because it is more widely used amongst European-based analysts and investors to assess the performance of an entity and compare it with other market players. Our management uses EBITDA and EBITDA margin as supplemental performance measures and believes that EBITDA and EBITDA margin provide useful information to investors because they are indicators of the strength and performance of the Company’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicating its ability to incur and service debt. In addition, the components of EBITDA include the key revenue and expense items for which the Company’s operating managers are responsible and upon which their performance is evaluated. EBITDA also assists management and investors by increasing the comparability of the Company’s performance against the performance of other telecommunications companies that provide EBITDA information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation, amortization and impairment losses, which items may significantly affect operating income between periods. However, our EBITDA results may not be directly comparable to other companies’ reported EBITDA results due to variances and adjustments in the components of EBITDA (including our calculation of EBITDA) or calculation measures. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VimpelCom Ltd., the most directly comparable U.S. GAAP financial measure, is presented above.

EBITDA margin is calculated as EBITDA divided by net operating revenues, expressed as a percentage.

EBIT is a non-U.S. GAAP measure and is calculated as EBITDA plus depreciation, amortization and impairment loss. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and expenses and Net foreign exchange (loss)/gain and others. Reconciliation of EBIT to net income attributable to VimpelCom Ltd., the most directly comparable U.S. GAAP financial measure, is presented above.

Net foreign exchange (loss)/gain and others represents the sum of Net foreign exchange (loss)/gain, Equity in net (loss)/gain of associates and Other (expense)/income, net (primarily losses from derivative instruments), and is adjusted for certain non-operating losses and gains mainly represented by litigation provisions. Our management uses Net foreign exchange (loss)/gain and others as a supplemental performance measure and believes that it provides useful information about the impact of our debt denominated in foreign currencies on our results of operations due to fluctuations in exchange rates, the performance of our equity investees and other losses and gains the Company needs to manage to run the business.

EBT is a non-U.S. GAAP measure and is calculated as EBIT minus Financial income and expenses (which is calculated by subtracting interest income from interest expense) and Net foreign exchange (loss)/gain and others. Our management uses EBT as a supplemental performance measure and believes that it provides useful information about earnings of the Company before making accruals for income tax expenses. Reconciliation of EBT to net income attributable to VimpelCom Ltd., the most directly comparable U.S. GAAP financial measure, is presented above.

ARPU (Monthly Average Revenue per User) is calculated by dividing service revenue during the relevant period, including revenue from voice-, roaming-, interconnect-, and value added services (including mobile data, SMS, MMS), but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of subscribers during the period and dividing by the number of months in that period. For business unit Africa and Asia (except SEA) visitors roaming revenue is excluded from service revenues.

25

Broadband subscribers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access via WiFi and USB modems using 3G/HSDPA technologies. Our Italian subsidiary measures broadband subscribers based on the number of active contracts signed.

Capital expenditures (Capex), purchases of new equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the non current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

Mobile subscribers are SIM-cards registered in the system as of a measurement date, users of which generated revenue at any time during the three months prior to the measurement date. This includes revenue coming from any incoming and outgoing calls, subscription fee accruals, debits related to service, outgoing SMS, Multimedia Messaging Service (referred to as MMS), data transmission and receipt sessions, but does not include incoming SMS and MMS sent by VimpelCom or abandoned calls. VimpelCom’s total number of mobile subscribers also includes SIM-cards for use of mobile Internet service via USB modems and subscribers for WiFi. The number for Italy is based on SIM-cards, users of which generated revenue at any time during the twelve months prior to the measurement date. For the purpose of this earnings release, we include all subscribers of Zimbabwe, which is accounted for as investment at cost, into business unit Africa and Asia and subscribers of all our Canada equity investee into business unit Europe and North America, both of which are included into total subscribers of VimpelCom.

MOU (Monthly Average Minutes of Use per User) is calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile subscribers during the period and dividing by the number of months in that period.

Net debt is a non-U.S. GAAP financial measure and is calculated as the sum of interest bearing long-term debt and short-term debt minus cash and cash equivalents and long-term and short-term deposits. The Company believes that net debt provides useful information to investors because it shows the amount of debt outstanding to be paid after using available cash and cash equivalent and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the company financial position. Reconciliation of net debt to long-term debt and short-term debt, the most directly comparable U.S. GAAP financial measures, is presented below in the reconciliation tables section.

Reportable segments, the Company identified Russia, Europe and North America, Africa and Asia, CIS and Ukraine based on the business activities in different geographical areas. Although Georgia is no longer a member of the CIS, consistent with VimpelCom’s historic reporting practice VimpelCom continues to include Georgia in its CIS reporting segment. Intersegment revenues are eliminated in consolidation.

26

2Q 2011 Presentation Jo Lunder, CEO Amsterdam, September 7, 2011

© VimpelCom Ltd 2011
2
Disclaimer
This presentation contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities
Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company's strategy, development plans and anticipated performance. The forward-looking statements are based on management's best assessment of the Company's strategic and financial position, and future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries and general political uncertainties in the markets in which the Company operates and/or litigation with third parties. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business, if the Company is unable to successfully integrate newly-acquired businesses and other factors. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the
Company, that the Company will be able to grow or that it will be successful in executing its strategy and development plans. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s annual report on Form 20-F for the year ended December 31, 2010 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference.
VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained herein, or to make corrections to reflect future events or developments.

© VimpelCom Ltd 2011
3
Key messages
Second quarter results
•
Solid revenue and subscriber growth
•
Solid performance in all Business Units
•
Long-term financing secured
•
Delivering synergies ahead of plan in Kyivstar
•
Integration of Wind Telecom and VimpelCom well on track
•
Interim dividend 2011 of USD 0.45 per share
Value agenda 2012 - 2014
•
First outline today
•
Presentation in second half November at Investor Day

© VimpelCom Ltd 2011 4 Group Highlights Jo Lunder, CEO

© VimpelCom Ltd 2011
5
Management team with strong track records
Organizational Structure
Henk van Dalen
CFO
Philip Tohme
CTO
Business Unit Management
Jo Lunder
CEO
Khaled Bichara
President and COO
Igor
Lytovchenko
Ukraine
Elena
Shmatova
Russia
Ahmed
Abou Doma
Asia & Africa
Dmitry
Kromsky
CIS
Ossama
Bessada
Europe & NA
Group Executive Board
Khaled Bichara
Acting CCO

© VimpelCom Ltd 2011
6
2Q11 Highlights
Key Results and Developments Strategic Progress
*  Pro Forma
•
Mobile subscribers 193 million, up 11% YoY*
•
Total fixed-line subs 5 million, up 22% YoY*
•
Revenues of USD 6.0 billion, up 9%YoY*
•
EBITDA of USD 2.4 billion, stable YoY*
•
Solid performance all Business Units:
Continued subscriber growth in Russia
Market outperformance in Italy
Profitable growth in emerging markets
•
Strong cash flow generation
•
Interim Dividend 2011 USD 0.45 per share
•
Acquisition Wind Telecom closed
•
Strengthened position in Far East of Russia
•
Strong growth mobile and fixed broadband
•
Launched integration
VimpelCom and Wind Telecom
•
Expected synergies reaffirmed
•
Synergies merger Kyivstar ahead of plan
•
New organizational structure
•
“Value Agenda 2012-2014” in preparation

© VimpelCom Ltd 2011 7 Financial Highlights Henk van Dalen, CFO

© VimpelCom Ltd 2011
8
2Q11 Actual Financial Highlights
Consolidated financial and operating highlights
(USD million)
• Revenues more than doubled YoY
• EBITDA increased with 73% YoY
• Net cash from operating activities up 23%
• Mobile subscriber base more than doubled to 193 million
USD mln Actual
2Q11 2Q10 YoY
Net operating revenues 5,532 2,642 109%
EBITDA 2,184 1,260 73%
EBITDA margin 39.5% 47.7%
Net income attributable to VimpelCom Ltd. 239 335 -29%
EPS, basic (USD) 0.16 0.28 -43%
Capital expenditures 1,016 381 167%
Net cash from operating activities 1,231 1,001 23%
Total mobile subscriptions ('000) 192,742 89,372 116%

© VimpelCom Ltd 2011
9
2Q11 Pro Forma Financial Highlights
+9% YoY
Revenues
(USD million)
Stable YoY
EBITDA
(USD million)
EBITDA EBITDA Margin
CAPEX
(USD million)
CAPEX CAPEX / LTM Revenue
Highlights:
• Revenues grew 9% YoY to USD 6.0 billion
driven by organic growth (3%) and favorable forex
• EBITDA stable at USD 2.4 billion, due to lower
mobile EBITDA in Russia and one-off costs
compensated by other businesses and forex
• EBITDA margin declined YoY to 39.5% primarily due
to lower mobile margin in Russia as a result of our
investments in that market
• CAPEX stood at USD 1.0 billion, in line with our
expected 21% of capex/revenues

© VimpelCom Ltd 2011
10
Opening
gross debt
Opening
cash and
deposits
Opening
net debt
Net
Operating
Cash Flow,
actual
Cash
Capex,
actual
Acquisition
Wind gross
debt
Acquisition
net of
cash
acquired Dividends Other***
Closing net
debt
Closing
cash and
deposits
Closing
gross debt
Key Components
Consolidated Cash and Net Debt Development
Actual H1 2011 (USD million)
* See definition of EBITDA in earnings release. LTM stands for “last twelve months” to reporting date.
** See definition of net debt in earnings release
(USD million)
June 30,
2011
Cash and Cash Equivalents 3,190
Total Assets 58,873
Gross Debt 27,392
-Short-term 1,637
-Long-term 25,756
Shareholders' equity 16,111
Gross Debt/Assets 0.5
Net Debt** 24,104
Pro forma LTM EBITDA* 9,329
- Pro forma LTM Operating income 4,421
Pro forma LTM Financial Income
and Expenses
1,934
Pro forma ratios LTM 2Q 11
June 30,
2011
Net Debt/ EBITDA 2.6
EBITDA/ Financial Income
and Expenses
4.8
Gross Debt/ EBITDA 2.9
Debt, Cash and Ratios
Net Cashflow From Operating Activities, Actual
(USD million)
*** Forex effect on cash, non-cash changes debt,
Wind deposits and finance raising costs

© VimpelCom Ltd 2011
11
EURO
US Dollars
Russian Ruble
Other
WIND Italy VIP/OJSC Other
Debt Composition and Maturity Profile
Group Debt Maturity Schedule as of June 30, 2011, Actual
(USD million)
2HY
2011
2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022
Debt Composition by Currency Actual
2Q 11
1,276
1,408
2,454
1,242
1,968
2,251
9,621
5,116
1,000
1,500
1Q 11
40%
60%
8%
18%
31%
43%

© VimpelCom Ltd 2011
12
Interim Dividend 2011 Declared
*   For a full dividend guideline please refer to www.vimpelcom.com
** Operating free cash flow = net cash from operating activities minus capital expenditures
Interim dividend 2011 of USD 733 million, USD 0.45 per share
•
The record date for the Company’s shareholders entitled to receive the interim dividend has been set for December 1, 2011
Dividend guideline*
•
Aim to pay at least USD 0.80 per common share, assuming not more than 1,628 million common shares issued and outstanding
•
Intention to pay a dividend that develops substantially in line with the development of operational performance
•
Barring unforeseen circumstances, the Company aims to pay out a significant part of its annual operating free cash flow** to its shareholders in the form of dividends
•
Precise amount and timing of dividends for a particular year will be approved by the
Supervisory Board, subject to certain constraints and guidelines
Dividend paid in 2011 already USD 0.5 billion in cash relating to 2010 financial results

© VimpelCom Ltd 2011 13 Business Units Performance Khaled Bichara, President and COO

© VimpelCom Ltd 2011
14
Highlights:
• Mobile subscribers 55.3 million, up 9% YoY
• Revenues RUR 65.2 million, up 6% YoY
• More than 2 million mobile net adds - highest in
Russia
• Solid growth mobile data and increased data ARPU
• Mobile BB subscribers 2.4 million, up 82% YoY
• Strong growth of fixed broadband; continued
expansion of IPTV
• Fixed BB revenues RUR 1.9 billion, up 45% YoY
• Strengthened presence in Far East through NTC
acquisition and new 2G licenses
Revenues
(RUR billion)
EBITDA and EBITDA Margin
(RUR billion)
EBITDA EBITDA Margin
CAPEX
(RUR billion)
CAPEX CAPEX/Revenue LTM
Mobile Fixed-line
BU Russia: Financial Highlights
65.2
60.4
64.5 64.3
61.7
+54% YoY
-7% YoY +6% YoY

© VimpelCom Ltd 2011
15
50.9
51.6
52.0
53.0
55.3
Q2 10 Q3 10 Q4 10 Q1 11 Q2 11
330
343
333
308
327
219
222
228
218
244
Q2 10 Q3 10 Q4 10 Q1 11 Q2 11
1.2
1.3
1.4
1.6
1.7
1.3
1.5
1.9
2.3
2.4
Q2 10 Q3 10 Q4 10 Q1 11 Q2 11
359 360
388 388
384
251
246
238
227
209
Q2 10 Q3 10 Q4 10 Q1 11 Q2 11
Mobile subscribers
(RUR million)
ARPU and MOU
(RUR) (min)
ARPU MOU
Broadband subscribers
(RUR million)
Broadband ARPU
(RUR)
Fixed BB ARPU Mobile BB ARPU Fixed BB subs Mobile BB subs
BU Russia: Operating Highlights
+39% YoY Fixed
+82% YoY Mobile
- 1%   YoY ARPU
+11% YoY MOU
+7% YoY Fixed
-17% YoY Mobile
+9% YoY

© VimpelCom Ltd 2011
16
BU Europe & NA: Financial Highlights Italy
Highlights:
• Mobile subscribers 20.6 million, up 7% YoY
• Revenues EUR 1.4 billion, up 1% organically
• Continued relative outperformance in the market
• Strengthened market share in both mobile and fixed
• Solid growth of fixed broadband coupled with an
increase in ARPU
• Strong growth mobile in Internet revenues, up 33%
to EUR 56 million
• Stable organic EBITDA
• Solid EBITDA margin of 37.6%
• Continued to deliver on investment plan with
EUR 234 million of CAPEX
Revenues*
(EUR million)
EBITDA* and EBITDA Margin
(EUR million)
EBITDA EBITDA Margin
CAPEX*
(EUR million)
CAPEX CAPEX/Revenue LTM
Mobile Fixed-line
*   IFRS
-1% YoY reported
+1% YoY organic
-5% YoY reported
Stable YoY organic
+15% YoY
1,046
1,021
1,038
982
1,029
366
341
408
369
370
Q2 10 Q3 10 Q4 10 Q1 11 Q2 11
556
557
534
496
526
39%
41%
37%
37%
38%
Q2 10 Q3 10 Q4 10 Q1 11 Q2 11
944 214 398
17%
17%
17%
FY 10 Q1 11 Q2 11

© VimpelCom Ltd 2011
17
Mobile subscribers
(EUR million)
ARPU and MOU
(EUR) (min)
Broadband subscribers
(EUR million)
Broadband ARPU
(EUR)
BU Europe & NA: Operating Highlights Italy
+18% YoY +5% YoY
-7% YoY +7% YoY

© VimpelCom Ltd 2011
18
BU Africa & Asia: Financial and Operating Highlights
Highlights:
• Mobile subs surpassed 74 million, up 12%
• Revenues USD 949 million, up 5% YoY
• Strong, profitable growth across markets
• EBITDA grew 8% YoY, reflecting revenue growth and
focus on cost optimization
• Strong EBITDA margin of 42.9%
• Algeria: Revenue increased 5% despite challenging
regulatory environment.
• Pakistan: Stable growth revenue and EBITDA driven
by solid subscriber growth and continued focus on
cost efficiency
• Bangladesh: Revenues increase by over 17% driven
by growing customer base, up 25% YoY
Revenues
(USD million)
EBITDA and EBITDA Margin
(USD million)
EBITDA EBITDA Margin
CAPEX
(USD million)
CAPEX CAPEX/Revenu LTM
+5% YoY +8% YoY
+3% YoY
901
910
895
891
949
Q2 10 Q3 10 Q4 10 Q1 11 Q2 11
496 76 97
14%
13% 10%
FY 10 Q1 11 Q2 11
377
385
337
404 407
41.8%
42.3%
37.7%
45.3%
42.9%
Q2 10 Q3 10 Q4 10 Q1 11 Q2 11

© VimpelCom Ltd 2011
19
Highlights:
• Mobile subscribers 24.7 million, up 3% YoY
• Revenue UAH 3.3 million, up 7% YoY, driven by
stable growth in mobile subs and ARPU
• Strong growth in mobile data revenue, up 48% YoY
to UAH 190 million
• Fixed-line revenue up 23% YoY, reflecting 87%
increase in fixed broadband revenue YoY
• EBITDA up 10% YoY
• EBITDA margin improved to 54.8%
• Synergies integration ahead of plan,
NPV USD 120 million secured since inception
Revenues
(UAH billion)
EBITDA and EBITDA Margin
(UAH billion)
EBITDA EBITDA Margin
CAPEX
(UAH million)
CAPEX CAPEX/Revenue LTM
BU Ukraine: Financial and Operating Highlights
+9% YoY +7% YoY
-14% YoY

© VimpelCom Ltd 2011
20
Highlights:
• Mobile subscribers 17.5 million, up 27% YoY
• Revenues USD 389 million, up 16%
• Increased usage of voice and data traffic
• Successful rollout of 2G and 3G networks
• Record revenue growth of 83% YoY in data services
• EBITDA of USD 175 million, up 9%
• EBITDA margin 45%
• CAPEX increased related to continued mobile and
fixed network expansion in order to support further
growth
Revenues
(USD million)
+9% YoY
EBITDA and EBITDA Margin
(USD million)
EBITDA EBITDA Margin
CAPEX
(USD million)
* This segment includes our operations in Kazakhstan,
Uzbekistan, Armenia, Kyrgyzstan, Tajikistan and Georgia.
Mobile Fixed-line
CAPEX CAPEX/Revenue LTM
336
362
362 351
389
BU CIS
*
: Financial and Operating Highlights
+16% YoY
+87% YoY

© VimpelCom Ltd 2011 21 Global Scope, Local Excellence Jo Lunder, CEO

© VimpelCom Ltd 2011
22
VimpelCom Today
Revenue
Russia
Italy
Other
Balanced
Revenue
Base
USD million 2Q11 LTM
Mobile 1)
1,860
Fixed 2)
840
Broadband/Data revenue Financial Parameters
USD 2Q11 LTM
Revenues
per share
13.9
EBITDA
per share
5.8
FCF***
per share
3.3
Attractive
Emerging
Markets
Exposure
Mobile subs
(million)
192
Population covered
(million)
864
Countries
19
Emerging
Market PoP
750 **
Emerging market exposure
Solid
Financial
Parameters
Significant
Data
Growth
Potential
1) Pro forma 2Q11 annualized
2) Pro-forma
USD
22.6bn*
34%
38%
28%
* 2Q11 LTM
**   Source: Company information; The Mobile World
*** Free cash Flow = EBITDA – CAPEX

Expected Synergies Reaffirmed
Approx.
NPV of
USD2.5bn
35%
65%
Opex Capex
First phase
•
Savings through harmonization
current price levels
•
Cost benchmarking
Next phase
•
Implement best practices on global
categories
•
Vendor rationalization and market share
redistribution
•
Focus on local categories
Target
Secured
Next phase
First phase
Communicated
Current status
(USD billion)

© VimpelCom Ltd 2011

Three Strategic Clusters Recognized
*  Penetration
I
Russia
Italy
• Early stage operations
• Potential strong growth
• Investments required to reach
full potential
Increase Profit and Cash Growth Engine Develop New Business
• Large addressable market
• High revenue growth
• Growing penetration
• Untapped growth mobile data
• Large mature countries
• Actively maintain position
• Strong broadband growth
• Mobile and Fixed offerings
Algeria
Kazakhstan
Armenia, Tajikistan, Georgia
A
Canada
Vietnam
Laos
Cambodia
Burundi
CAR
Zimbabwe
Pop
Subs
ARPU
Pen
II III
Ukraine
Pakistan
Bangladesh
Uzbekistan, Kyrgyzstan
Russia
Italy
Pop
Subs
ARPU
Pen*
140m
55m
12 USD
159%
61m
21m
22 USD
151%
B
A
A
B
65m
26m
7-10 USD
75%-130%
425m
86m
2-6 USD
40%-110%
Pop
Subs
ARPU
Pen
A
B
34m
0.3m
28 USD
70%
138m
4.8m
3-6 USD
27%-91%
B

© VimpelCom Ltd 2011

Unified, Disciplined and Accountable Business Performance Culture
Drive Profitable Growth
Increase Capital
Efficiency
Reduce Costs and
Realize Synergies
Attractive Dividend Yield
Increase
Free Cash Flow
YoY
Value Agenda 2012-2014
Stakeholder Value
Build World-Class Organization,
Governance and Business Steering

© VimpelCom Ltd 2011

Conclusion
Second quarter results
•
Solid revenue and subscriber growth
•
Solid performance in all Business Units
•
Long-term financing secured
•
Delivering synergies ahead of plan in Kyivstar
•
Integration of Wind Telecom and VimpelCom well on track
•
Interim dividend 2011 of USD 0.45 per share
Value agenda 2012 - 2014
•
First outline today
•
Presentation in second half November at Investor Day

Q&A Amsterdam, September 2011

Thank you Amsterdam, September 2011

© VimpelCom Ltd 2011

Contact Information
Please find herewith all contact details of VimpelCom’s Investor Relations team:
Gerbrand Nijman
Investor_Relations@vimpelcom.com
Tel: +31 20 79 77 200 (Amsterdam)
Marine Babayan
Russia, Ukraine and CIS
Investor_Relations@vimpelcom.com
Tel: +7 495 974 5888 (Moscow)
Noha Khalil
Asia & Africa and Orascom Telecom
otinvestorrelations@otelecom.com
Tel: +202 2461 5050 / 51 (Cairo)
Stefano Songini
Europe & North America and fixed income
ir@mail.wind.it
Tel +39 06 83113099 (Rome)

© VimpelCom Ltd 2011 30 Appendices

© VimpelCom Ltd 2011

2011: Chief Executive Officer of VimpelCom Ltd
2010 -2011: Chairman of the Board of Directors
2002-2011:  Member of VimpelCom Board of Directors
2003-2005: Chairman of the Board of OJSC VimpelCom
1999 -2003: CEO of OJSC VimpelCom and General Director
•
Sustained growth and expansion
•
Attracted significant investment from Alfa Group and Telenor
•
A track record of delivering results
Joe Lunder
CEO
2011: President and Chief Operating Officer of VimpelCom Ltd
2009 – 2011: Chief Executive Officer of Wind Telecom and Orascom Telecom Holding (OTH)
2003 – 2011: Member of OTH Board of directors
2006 - 2009: Chief Operating Officer of Wind Telecomunicazioni (Wind)
2005 - 2006: Head of the fixed line and portal BU at Wind Telecomunicazioni
•
Restructured Wind’s organization, transforming it into a leading performing mobile, fixed line and broadband integrated operator in Europe
•
•
Prior to joining Wind, he was the cofounder, Chairman and CEO of LINKdotNET (”LDN”), the largest private Internet Service Provider (”ISP”) in the Middle East
•
At 32, he was recognized as the “Young Executive of the Year” by Business Today
Khaled Bichara
President and COO
2010: Chief Financial Officer of VimpelCom Ltd
2006 – 2010: CFO and member of the Board of Management of TNT N.V.
2000 – 2006: Member of the Board of Management and CFO of Royal DSM N.V.
1990 - 2000: Managed various divisions at DSM N.V.
•
10 years of leadership in group financial function (CFO) in listed (Euronext AEX/NYSE) companies
•
Extended experience on M&A and disposal, large international business transactions, general management, strategy and portfolio transformation, and HR in all functions
•
•
Member of the Board of Advisors NEVIR (Dutch Association for Investor Relations)
•
Member of the Board of Advisors NE, Nationaal Fonds 4/5 mei
•
Member of the Board VEUO (Dutch Association of Listed Companies)
Henk van Dalen
CFO
Transformed VimpelCom into the second largest wireless telecommunications company In Central and Eastern Europe
Active member of the Software Community in the Middle East, a founding member of the Egyptian Software Association and the Internet Society of Egypt
Member of Supervisory Board of NIB Capital Bank and Macintosh Retail Group NV

© VimpelCom Ltd 2011

Average rates Closing rates
Currency YTD11 YTD10 YoY YTD11 FY2010 Delta
RUR 28.62 30.07 5.1% 28.08 30.48 8.5%
EUR 1.40 1.32 -6.2% 1.45 1.34 -7.5%
DZD 72.47 74.19 2.4% 72.06 74.29 3.1%
PKR 85.40 84.81 -0.7% 85.97 85.67 -0.4%
BDT 72.37 69.66 -3.7% 74.15 70.60 -4.8%
VND 20,408 - n/a 20,618 - n/a
LAK 8,042 - n/a 8,011 - n/a
UAH 7.96 7.95 -0.1% 7.97 7.96 -0.1%
KZT 146.00 147.24 0.8% 146.25 147.40 0.8%
AMD 370.09 384.32 3.8% 368.86 363.44 -1.5%
GEL 1.71 1.76 2.9% 1.67 1.77 6.0%
KGS 46.79 45.18 -3.4% 45.21 47.10 4.2%
Source: National Banks of the respective countries, Company
calculations
FOREX Development

© VimpelCom Ltd 2011

Reconciliation Tables
Reconciliation of consolidated EBITDA of VimpelCom
USD mln Pro forma
2Q11 2Q10 YTD 2011 YTD 2010
EBITDA 2,371 2,368 4,628 4,583
Adjustment for certain non- operating items 8 3 10 5
Depreciation (892) (722) (1,731) (1,474)
Amortization (342) (379) (700) (765)
Impairment loss (9) 23 (15)
Operating income 1,145 1,260 2,230 2,333
(8) (3) (10) (5)
EBIT 1,137 1,257 2,220 2,329
Financial income and expenses (486) (448) (971) (1,028)
- including interest income 38 66 74 95
- including interest expense (524) (514) (1,045) (1,123)
Net foreign exchange (loss)/gain and others (120) (493) 77 (416)
- including net foreign exchange (loss)/gain 1 (299) 210 (199)
- including equity in net (loss)/gain of associates (14) (22) 12 (61)
- including other (expense)/income, net (114) (175) (155) (162)
-
items
8 3 10 5
EBT 531 316 1,327 884
Income tax expense (226) (170) (418) (425)
Profit (loss) from discontinued operations - - - -
Net income 305 146 909 458
Net (loss)/income attributable to the noncontrolling
interest
(7) (73) 33 (42)
Net Income attributable to VimpelCom Ltd. 312 219 875 501
Adjustment for certain non-operating items
including adjustment for certain non-operating

© VimpelCom Ltd 2011

Reconciliation Tables
Reconciliation of consolidated EBITDA of VimpelCom (continued)
USD mln
Actual
2Q11 2Q10 YTD 2011 YTD 2010
EBITDA 2,184 1,260 3,391 2,300
8 2 10 3
Depreciation (829) (377) (1,305) (729)
Amortization (292) (117) (393) (183)
Impairment loss - -
Operating income 1,070 769 1,703 1,391
(8) (2) (10) (3)
EBIT 1,062 766 1,693 1,388
Financial income and expenses (449) (116) (569) (246)
- including interest income 20 16 35 28
- including interest expense (469) (132) (604) (274)
Net foreign exchange (loss)/gain and others (134) (123) 58 (70)
- including net foreign exchange (loss)/gain (26) (126) 114 (21)
- including equity in net (loss)/gain of associates (9) 11 46 7
- including other (expense)/income, net (107) (10) (112) (58)
- including adjustment for certain non-operating
items
8 2 10 3
EBT 479 527 1,182 1,072
Income tax expense (207) (178) (301) (331)
Profit (loss) from discontinued operations 3 - 3 -
Net income 276 349 885 741
Net (loss)/income attributable to the
noncontrolling interest
37 14 56 25
Net Income attributable to VimpelCom Ltd. 239 335 829 716
Adjustment for certain non-operating items
Adjustment for certain non-operating items

© VimpelCom Ltd 2011

Reconciliation Tables
Reconciliation of consolidated net debt of VimpelCom
USD mln
2Q10 3Q10 4Q10 1Q11 2Q11
Net debt 3,865 3,970 4,740 4,840 24,104
Cash and cash equivalents (2,353) (2,467) (885) (1,858) (3,190)
Long - term and short -term deposits (115) (56) (36) (592) (99)
Long - term debt 4,801 4,367 4,499 6,047 25,756
Short-term debt 1,532 2,126 1,162 1,243 1,637

VimpelCom Ltd. 2Q11 Fact Book

BU Russia
Russia
BU Europe and North America
Italy
BU Africa and Asia
Algeria
Pakistan
Bangladesh
Sub Saharan Africa
SEA
BU Ukraine
Ukraine
BU CIS
Kazakhstan
Uzbekistan
Armenia
Tajikistan
Georgia
Kyrgyzstan

Russia

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
Net operating revenues	1,919	2,042	2,099	2,102	2,064	2,329
Gross margin	1,450	1,530	1,560	1,503	1,458	1,630
Gross margin, %	75.6%	74.9%	74.3%	71.5%	70.6%	70.0%
Adjusted OIBDA	911	964	988	913	868	n.a.
Adjusted OIBDA, %	47.5%	47.2%	47.1%	43.4%	42.1%	n.a.
EBITDA	911	964	988	913	868	968
EBITDA margin	47.5%	47.2%	47.1%	43.4%	42.1%	41.5%
SG&A	524	558	564	584	579	655
including Sales & Marketing Expenses	166	185	198	215	184	239
Capital expenditures	124	244	383	807	334	407

MOBILE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
Net operating revenues	1,602	1,714	1,757	1,753	1,713	1,943
Adjusted OIBDA	820	875	886	814	778	n.a.
Adjusted OIBDA, %	51.2%	51.1%	50.4%	46.5%	45.4%	n.a.
EBITDA	820	875	886	814	778	859
EBITDA margin	51.2%	51.1%	50.4%	46.5%	45.4%	44.2%

Subscribers (‘000)	51,254	50,912	51,615	52,020	52,991	55,251
Mobile ARPU (US$)	10.3	10.9	11.2	10.8	10.5	11.7
Mobile broadband subscriptions using USB modems (‘000)	1,169	1,300	1,500	1,927	2,313	2,362
Mobile broadband ARPU (US$)	9.2	8.3	8.0	7.7	7.8	7.5
MOU, min	204	219	222	228	218	243
Churn 3 months active base (quarterly), %	10.6%	12.8%	12.3%	15.2%	14.6%	14.9%

FIXED-LINE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
Net operating revenues	317	328	342	349	351	387
Adjusted OIBDA	91	89	102	99	90	n.a.
Adjusted OIBDA, %	28.6%	27.1%	29.7%	28.2%	25.6%	n.a.
EBITDA	91	89	102	99	90	107
EBITDA margin	28.6%	27.1%	29.7%	28.2%	25.6%	27.6%

Fixed-line broadband revenues	44	42	43	50	59	66
Fixed-line broadband subscribers (‘000)	1,167	1,199	1,257	1,421	1,569	1,671
Fixed-line broadband ARPU, US$	13.2	11.9	11.7	12.6	13.3	13.7
FTTB revenues	39	40	40	48	57	64
FTTB subscribers (‘000)	1,088	1,131	1,193	1,358	1,510	1,635
FTTB ARPU, US$	12.4	11.8	11.7	12.5	13.2	13.6

Italy

(in EUR millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011

Total revenues	1,295	1,411	1,363	1,446	1,351	1,399
EBITDA	483	556	557	534	496	526
EBITDA margin	37.3%	39.4%	40.9%	37.0%	36.8%	37.6%
Capital expenditures*	128	203	214	398	146	234

MOBILE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
Total revenues	937	1,046	1,021	1,038	982	1,029
EBITDA	417	477	487	453	432	455
EBITDA margin	44.5%	45.6%	47.6%	43.7%	44.0%	44.2%

Subscribers (‘000)	18,836	19,263	19,622	19,933	20,279	20,559
Mobile ARPU, €	16.1	17.2	16.8	16.5	15.4	16.0
of which :
ARPU voice, €	13.2	13.8	13.5	13.1	12.1	12.7
ARPU data, €	2.9	3.3	3.3	3.3	3.3	3.3
MOU**, min	177	185	183	191	187	198
Total traffic**, mln. min.	9,883	10,530	10,600	11,263	11,260	12,106
Churn, annualised rate (%)	22.9%	24.2%	27.3%	28.0%	26.4%	26.6%

FIXED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
Total revenues	357	366	341	408	369	370
EBITDA	66	79	70	81	65	71
EBITDA margin	18.4%	21.6%	20.6%	19.9%	17.6%	19.2%

Total voice subscribers (‘000)	2,875	2,904	2,910	3,003	3,085	3,128
of which :
Total DIRECT voice subscribers (‘000)	2,066	2,108	2,136	2,226	2,312	2,357
Total INDIRECT voice subscribers (‘000)	809	797	774	777	773	771
Total fixed-line ARPU, €	34.7	34.8	33.3	33.3	33.6	33.4
Total Traffic, mln. min.	5,147	5,011	4,139	5,204	5,018	4,764

Total Internet subscribers (‘000)	1,944	1,956	1,973	2,056	2,158	2,196
of which :
Broadband (‘000)	1,713	1,765	1,805	1,912	2,030	2,082
Broadband ARPU, €	18.5	18.4	18.5	17.9	19.3	19.2

Dual-play subscribers (‘000)	1,403	1,450	1,485	1,579	1,662	1,689

* Excluding impact of FOC capex

**Starting from Q2 2010 we include incoming traffic from international in the calculation of total traffic and in calculation of average minutes of use; Q1 2010 has been reclassified accordingly.

Algeria

(in USD millions, unless stated otherwise, unaudited)

MOBILE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
Net operating revenues	413	437	445	453	439	478
EBITDA	229	246	267	241	261	283
EBITDA margin	55.4%	56.3%	60.0%	53.3%	59.4%	59.2%
Capital expenditures	48	-3	10	35	4	10

Subscribers (‘000)	14,790	15,142	14,919	15,087	15,509	15,964
Mobile ARPU (US$)	9.2	9.5	9.6	9.7	9.4	9.9
MOU, min	267	280	287	288	284	296
Churn 3 months active base (quarterly), %	6.4%	6.2%	7.3%	5.7%	4.7%	5.2%

Pakistan

(in USD millions, unless stated otherwise, unaudited)

MOBILE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
Net operating revenues	272	287	267	281	275	292
EBITDA	106	116	105	111	111	118
EBITDA margin	39.0%	40.4%	39.3%	39.6%	40.3%	40.4%
Capital expenditures	25	37	33	48	45	52

Subscribers (‘000)	31,572	32,203	31,444	31,794	32,707	33,378
Mobile ARPU (US$)	2.8	2.9	2.7	2.9	2.8	2.8
MOU, min	203	210	192	221	206	213
Churn 3 months active base (quarterly), %	5.2%	5.9%	9.3%	8.2%	6.4%	7.1%

Bangladesh

(in USD millions, unless stated otherwise, unaudited)

MOBILE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
Net operating revenues	100	114	121	122	126	128
EBITDA	42	31	23	31	45	55
EBITDA margin	42.0%	27.2%	19.0%	25.2%	35.7%	42.7%
Capital expenditures	58	44	51	82	13	14

Subscribers (‘000)	14,219	16,097	18,107	19,327	20,127	20,203
Mobile ARPU (US$)	2.3	2.5	2.3	2,1	2.0	2.0
MOU, min	233	237	227	221	205	211
Churn 3 months active base (quarterly), %	2.3%	2.1%	5.2%	4.6%	3.8%	5.1%

Ukraine

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
Net operating revenues	45	311	426	404	375	412
Gross margin	29	254	351	336	312	345
Gross margin, %	63.5%	81.7%	82.4%	83.2%	83.2%	83.7%
Adjusted OIBDA	10	165	242	216	204	n.a.
Adjusted OIBDA, %	22.5%	53.0%	56.9%	53.5%	54.4%	n.a.
EBITDA	10	163	239	217	202	226
EBITDA margin	22.1%	52.6%	56.0%	53.7%	54.0%	54.8%
SG&A	18	87	111	119	108	115
including Sales & Marketing Expenses	3	17	21	22	15	17
Capital expenditures	6	59	51	74	46	58

MOBILE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
Net operating revenues*	23	286	402	380	348	382

Subscribers (‘000)	1,951	24,059	25,057	24,390	24,398	24,695
ARPU, US$	3.8	5.0	5.4	5.1	4.7	5.1
MOU, min	197	427	433	457	466	474
Churn 3 months active base (quarterly), %	18.5%	6.3%	5.3%	9.6%	5.3%	4.3%

FIXED-LINE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
Net operating revenues*	22	25	24	24	27	31

Fixed-line broadband revenue	2	2	3	4	4	5
Fixed-line broadband subscriptions (‘000)**	92	107	149	200	235	293
Fixed-line broadband ARPU, US$	8.6	8.3	7.5	7.0	6.2	5.8
FTTB revenues	2	2	3	4	4	4
FTTB subscriptions (‘000)	86	101	144	196	231	290
FTTB ARPU, US$	8.2	8.3	7.5	7.0	6.2	5.8

* Mobile and fixed revenues for the period from 2Q2010 to 4Q2010 were adjusted for consistency purposes

** Fixed line broadband subscription base has been revised for the period from 1Q2010 to 4Q2010 based on the standard VimpelCom definition for broadband subscriptions to reflect a 3-months active base

Kazakhstan

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
Net operating revenues	160	184	197	194	183	203
Gross margin	123	145	156	152	139	150
Gross margin, %	77.2%	78.8%	79.1%	78.5%	75.7%	73.9%
Adjusted OIBDA	89	106	112	99	93	n.a.
Adjusted OIBDA, %	55.5%	57.4%	56.6%	51.2%	50.9%	n.a.
EBITDA	88	105	100	95	93	99
EBITDA margin	55.3%	57.1%	50.5%	48.8%	50.7%	48.8%
SG&A	35	40	56	57	45	51
including Sales & Marketing Expenses	9	13	16	19	13	18
Capital expenditures	6	26	39	122	10	68

MOBILE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
Net operating revenues	156	181	193	188	174	194

Subscribers (‘000)	6,062	6,339	6,736	6,867	6,987	7,831
ARPU, US$	8.4	9.6	9.6	9.2	8.0	8.6
Mobile broadband subscriptions using USB modems (‘000)	n.a.	n.a.	n.a.	n.a.	n.a.	47.6
MOU, min	102	125	130	124	113	144
Churn 3 months active base (quarterly), %	11.4%	8.9%	8.8%	11.2%	11.4%	9.4%

FIXED-LINE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
Net operating revenues	3	4	5	5	10	9

Fixed-line broadband revenues	0.1	0.2	0.2	0.4	0.7	1.0
Fixed-line broadband subscriptions (‘000)	3	4	6	12	15	15
Fixed-line broadband ARPU, US$	20.5	15.2	13.9	13.3	18.2	20.7

Uzbekistan

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
Net operating revenues	45	51	54	59	59	66
Gross margin	34	39	39	43	45	49
Gross margin, %	75.7%	76.3%	72.9%	72.7%	76.1%	74.2%
Adjusted OIBDA	20	20	22	21	27	n.a.
Adjusted OIBDA, %	43.3%	38.9%	40.7%	35.9%	45.7%	n.a.
EBITDA	20	20	22	21	27	28
EBITDA margin	43.3%	38.9%	40.7%	35.9%	45.7%	42.9%
SG&A	14	19	17	21	17	20
including Sales & Marketing Expenses	3	4	4	6	3	4
Capital expenditures	18	29	22	78	40	27

MOBILE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
Net operating revenues	43	49	51	56	56	63

Subscribers (‘000)	3,489	3,997	4,398	4,822	5,102	5,347
ARPU, US$	4.2	4.1	4.1	4.0	3.8	4.0
Mobile broadband subscriptions using USB modems (‘000)	7.7	10.5	12.9	25.5	29.7	42.5
MOU, min	369	383	388	403	391	413
Churn 3 months active base (quarterly), %	14.7%	3.7%	11.7%	14.2%	15.1%	15.1%

FIXED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
Net operating revenues	2	3	2	3	3	3

Fixed-line broadband revenues	0.4	0.4	0.4	0.5	0.6	1.4
Fixed-line broadband subscriptions (‘000)	10	11	10	12	13	16
Fixed-line broadband ARPU, US$	14.8	14.4	13.7	14.4	15.5	31.4

Armenia

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
Net operating revenues	42	45	49	48	46	47
Gross margin	31	32	35	33	29	31
Gross margin, %	73.9%	71.2%	71.9%	69.3%	63.1%	67.0%
Adjusted OIBDA	19	19	22	18	16
Adjusted OIBDA, %	45.8%	42.9%	45.4%	37.7%	34.0%
EBITDA	19	19	23	17	16	18
EBITDA margin	45.8%	42.0%	46.4%	36.4%	33.8%	38.3%
SG&A	11	13	12	15	13	13
including Sales & Marketing Expenses	1	2	2	3	2	2
Capital expenditures	3	4	7	16	9	6

MOBILE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
Net operating revenues	15	18	21	20	20	20

Subscribers (‘000)	549	567	581	672	699	733
ARPU, US$	9.0	10.3	11.4	10.0	7.8	8.3
Mobile broadband subscriptions using USB modems (‘000)	7	7	7	7	8	10
MOU, min	346	270	287	275	238	262
Churn 3 months active base (quarterly), %	13.6%	16.0%	16.4%	14.1%	20.2%	20.4%

FIXED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
Net operating revenues	27	27	28	28	26	27

Fixed-line broadband revenues	1.7	2.2	2.7	3.2	3.7	4.7
Fixed-line broadband subscriptions (‘000)	31	50	58	68	84	100
Fixed-line broadband ARPU, US$	19.7	17.7	17.7	17.1	15.4	16.2

Tajikistan

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
Net operating revenues	15	20	22	21	21	26
Gross margin	11	13	14	14	15	20
Gross margin, %	73.0%	64.7%	64.0%	67.3%	71.2%	75.0%
Adjusted OIBDA	4	7	9	11	9	n.a.
Adjusted OIBDA, %	29.7%	33.3%	39.6%	50.7%	44.9%	n.a.
EBITDA	4	7	8	11	9	14
EBITDA margin	29.7%	33.3%	37.4%	49.8%	44.9%	51.9%
SG&A	6	5	6	4	5	6
including Sales & Marketing Expenses	1	1	1	1	1	1
Capital expenditures	0	4	2	10	3	7

MOBILE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
Net operating revenues	13	15	17	17	18	23

Subscribers (‘000)	820	784	772	787	804	870
ARPU, US$	5.6	6.1	7.1	7.1	7.6	9.4
Mobile broadband subscriptions using USB modems (‘000)	n.a.	n.a.	n.a.	n.a.	n.a.	1.0
MOU, min	158	168	191	197	203	234
Churn 3 months active base (quarterly), %	13.6%	22.9%	22.8%	19.6%	18.6%	15.0%

FIXED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
Net operating revenues	2	5	6	5	3	3

Georgia

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
Net operating revenues	11	12	13	12	12	15
Gross margin	6	6	8	8	8	10
Gross margin, %	52.3%	53.0%	64.6%	66.1%	66.7%	64.2%
Adjusted OIBDA	1	2	4	2	2	n.a.
Adjusted OIBDA, %	10.1%	13.0%	26.9%	16.5%	19.2%	n.a.
EBITDA	1	2	4	2	2	3
EBITDA margin	10.1%	13.0%	26.9%	14.8%	19.2%	21.9%
SG&A	5	5	5	6	6	6
including Sales & Marketing Expenses	1	1	1	1	1	2
Capital expenditures	4	9	6	18	7	9

MOBILE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
Net operating revenues	11	11	13	11	12	14

Subscribers (‘000)	431	466	529	560	611	712
ARPU, US$	7.5	7.9	8.1	6.6	6.1	6.9
MOU, min	125	141	147	134	147	224
Churn 3 months active base (quarterly), %	11.2%	12.0%	11.4%	18.1%	17.2%	14.3%

FIXED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
Net operating revenues	0.3	0.4	0.4	0.5	0.4	0.8

Kyrgyzstan

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
Net operating revenues	26	28	29	31	31	35
Gross margin	20	21	22	24	23	27
Gross margin, %	78.4%	77.8%	74.4%	76.8%	76.4%	76.7%
Adjusted OIBDA	10	13	12	15	17	n.a.
Adjusted OIBDA, %	37.3%	46.5%	41.6%	49.7%	56.1%	n.a.
EBITDA	10	13	9	15	17	18
EBITDA margin	37.3%	46.5%	29.4%	49.7%	56.1%	53.0%
SG&A	8	9	13	8	6	8
including Sales & Marketing Expenses	2	1	1	2	1	2
Capital expenditures	1	0	3	11	4	15

MOBILE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
Net operating revenues	26	28	29	31	31	35

Subscribers (‘000)	1,774	1,722	1,766	1,904	1,965	2,102
ARPU, US$	4.7	5.3	5.6	5.6	5.1	5.6
Mobile broadband subscriptions using USB modems (‘000)	n.a.	n.a.	n.a.	n.a.	n.a.	23.3
MOU, min	194	236	288	313	290	319
Churn 3 months active base (quarterly), %	17.2%	17.3%	15.4%	13.1%	14.9%	10.2%

Sub Saharan Africa (Telecel Globe)

(in US$ millions, unless stated otherwise, unaudited)

MOBILE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
Net operating revenues	24	25	28	25	25	24
EBITDA	4	6	8	7	4	2
EBITDA margin	16.7%	24.0%	28.6%	26.6%	17.5%	7.5%

Subscribers (‘000)	2,017	2,250	2,714	2,974	2,584	2,789
- CAR	361	349	420	441	420	447
- Burundi	736	807	938	1,007	1,023	1,041
- Zimbabwe*	920	1,094	1,356	1,526	1,141	1,301

Mobile ARPU (US$):
- CAR	7	6	6	6	5	5
- Burundi	6	6	6	5	3	3
- Zimbabwe*	8	6	7	5	4	6

* Zimbabwe is accounted for as investment at cost

SEA

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
Net operating revenues	4.4	5.5	5.0	6.9	10.0	17.8
Adjusted OIBDA	-8.6	-8.1	-8.8	-9.8	-3.2
Adjusted OIBDA, %	n.m.	n.m.	n.m.	n.m.	n.m.	n.a.
EBITDA	-8.6	-8.1	-8.8	-9.8	-3.2	-37.4
EBITDA margin	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.

MOBILE	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011

Subscribers (‘000)	491	525	505	651	1,307	1,993
-Cambodia	491	525	505	651	757	818
-Laos	n.a.	n.a.	n.a.	n.a.	550	536
-Vietnam	n.a.	n.a.	n.a.	n.a.	n.a.	639

Mobile ARPU (US$):
- Cambodia	3.5	3.4	3.2	3.8	3.5	3.0
- Laos					n.m.	5.1
- Vietnam						n.m.